82-3295

02 SEP 11 AM 12:07

02049952

SUPPL

PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

Financial Statements and Summary of Events
as of June 30, 2002 and 2001
Independent public accountant's Report

PECOM ENERGIA S.A.

SUMMARY OF EVENTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2002

Not covered by the Auditor's Report

MACROECONOMIC OVERVIEW

International

The world economy is slowly recovering from a brief recession in 2001. The recovery process, however, is not vigorous. Recovery in the United States may be adversely affected if the stock market crisis triggered by the successive accounting scandals hits consumption, the main supporting element of the economy, and leads to a massive capital flight. Government spending continues growing and the reference interest rate remains at very low levels. No deviations in these policies are expected in the short term. In this context, the US dollar weakened sharply against the other currencies reflecting a change in portfolios rather than variations in the countries growth differentials. The Euro broke through the US$1 barrier and the yen could have appreciated more if the Bank of Japan had not intervened. Both in Europe and Japan, the pace of growth continues to be slow but positive.

In the second quarter of 2002 oil prices returned to levels consistent with the OPEC's target price range. However, the cartel discipline has gradually weakened and several countries exceeded the production quota agreed upon. In addition, several non-OPEC countries will no longer contribute cuts as from July, further increasing pressure on prices.

Argentina

The Argentine economy continues shrinking in the midst of one of the worst economic and institutional crisis ever in its history. Official figures show a 16% drop in Gross Domestic Product ("GDP") although the decline in the activity level seems to have stabilized over the last few months. The peso continued depreciating but at a rate significantly lower than that for the first quarter. A significant loss in international reserves was recorded due to provision of financial assistance to banks, intervention in the foreign exchange market and repayment of debt to international entities. Negotiations with the IMF continue but only the extension of some maturities could be achieved so far. The money printing goal initially set by the Duhalde administration was far exceeded in the first semester, primarily due to the provision of financial assistance to banks hit by a series of court rulings allowing depositors to withdraw their money. Limited additional money printing is foreseen in the government new monetary program for the rest of the year. No final resolution has been adopted in connection with the so-called "*corralito*" (freeze on bank accounts) and rescheduled deposits and no basic guidelines for the financial system restructuring have been defined yet.

Inflation allowed to stop the decline in tax revenue in face terms and move towards a fragile fiscal balance. The Government is currently negotiating with utility companies a rate adjustment schedule to mitigate inflation effects. Conversations between the Government and defaulted public debt holders have not started yet.

Within such context, in interannual terms, the Argentine diesel oil and gasoline market dropped by 11% in the second quarter of 2002. As regards the petrochemical industry, recession deepened and all segments in which the Company operates evidenced a downward trend. The demand for energy dropped by 3%.

Latin America

In Brazil, as a consequence of the significant exchange rate and country risk increase recorded since May the economic slowdown further worsened. The regional crisis became manifest and was further influenced by the election process currently under way. To such respect, investors' fears have grown since they are related not only to the continuity of the current economic policy but also to a possible roll-over of public debt. Greater risk aversion due to both the local uncertainty and the Argentine crisis and the strong turbulence in international markets, made the public and private debt roll-over difficult and exerted pressure, in turn, on the exchange rate. This caused public debt to reach unsustainable levels, with an increase of almost 10 percentage points of GDP since December 2001 and led to a vicious circle in the Brazilian economy. The measures taken by the Central Bank did not succeed in stabilizing the markets. Pressure exerted by the exchange rate and country risk started to decline only after the IMF announced a US$30 billion rescue package for a 15-month term subject to compliance with the goals already agreed upon.

In Venezuela, President Chávez's call for dialogue, after the April coup attempt, encountered many difficulties given the opposing parties' skepticism. In an effort to foster a dialogue, outside mediators were invited to participate so as to reach binding agreements and control performance thereof. However, social fragmentation have not ceased and violent clashes have recently taken place as a consequence of the Supreme Court's decision to reject rebellion charges against military officers who took part in April 11 events. This represents a deep weakening of the government.

Such uncertain environment continued to exert pressure on the exchange rate and resulted in a country risk reaching a 1200bps level and, therefore, worsened the recession already evidenced by a significant 4.2% drop in the GDP during the first quarter. Although oil prices remained higher than expected, compliance with fiscal goals became the most critical factor due to the Government's difficulties in obtaining financing in a complex domestic and foreign context. This situation made the Government cut primary expenses dramatically and use the resources in the Macroeconomic Stabilization Fund causing a greater devaluation boosted by a more flexible monetary policy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Pecom Energía's activities developed around the following main axes which have caused or will cause an impact on the results of operations:

- *New Argentine economic scenario*

In December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. Exporters were allowed not to deposit with Argentine banks the funds from exports used to settle exports prefinancing.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Argentine Government amended the charter of the Banco Central de la República Argentina ("BCRA"). Accordingly, the BCRA was authorized to print money without the restrictions imposed by the previous Convertibility Law. This new regime also allows the BCRA to grant short-term loans to the Federal Government for amounts not exceeding 10% of the Federal Government revenues during the previous 12 months, act in the capacity of lender-of-last-resort and provide financial assistance to financial institutions requiring the same.

- *Argentine Peso Devaluation*

Under the provisions of the Public Emergency Law, the BCRA established an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at Ps. 1.40 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from Ps. 1.60 to Ps. 1.70 to US$ 1 (selling rate). Subsequently, exchange markets were consolidated into a "free" market for negotiating foreign trade transactions and, with prior authorization of the BCRA, for financial transactions. As of June 30, 2002, the exchange rate was P$3.80 to US$ 1.

The effects of the significant peso devaluation on the foreign currency net monetary positions of the Company and its affiliates for the six and three-month periods ended June 30, 2002 have accounted for net losses in the amount of P$8,195 and P$2,141, respectively. Under Argentine GAAP, as of June 30, 2002, the Company capitalized on certain assets the exchange differences resulting from specific financing in the amount of P$86 million. In such respect, capitalization of exchange differences represents an anticipation of the effects of variances in the purchasing power of the Argentine pesos, which will be subsequently absorbed by restatement in constant pesos of the assets indicated above.

- *Effects of Inflation*

As a result of the Argentine peso devaluation in January 2002, inflation rate in Argentina started to rise quickly and significantly. In the six-month period of 2002 consumer and wholesale price indexes increased 30.5% and 95.6%, respectively.

Considering the Argentine economy no longer presents a monetary stability context, the Argentine GAAP in force require that financial statements be inflation adjusted. On March 6, 2002 the CPCECABA (Professional Council in Economic Sciences of the Autonomous City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other aspects, the reinstatement of the adjustment-for-inflation method for fiscal years or interim periods ending as from March 31, 2002; it also states that the accounting measurements restated based on the change in the purchasing power of Argentine peso until the adjustments were interrupted as well as those whose original dates are within the stability period are considered as restated in December 2001 currency.

The CNV (National Securities Commission), through General Resolution No.415 dated July 25, 2002, required that information adjusted for inflation should be disclosed in the financial statements to be filed subsequently to the date on which such regulation became effective.

Financial statements for the second quarter of the year 2001, presented for comparative purposes, were restated in June 30, 2002 currency. The price index applicable for restatement of financial statements and for measuring results in a constant currency is a general wholesale price index and therefore does not reflect any specific variation in the price of the products and services sold by the Company and which represent the Company's core business. Consequently, variations in gain (loss) for the period measured with an inflation-adjusted accounting model include positive or negative price relative variations subject to the fact that variations in specific indexes, including applicable exchange rates, be higher or lower than the general price variation.

In the six and three-month periods ended June 30, 2002 adjustment for inflation accounted for P$4,449 million and P$2,759 million net gains, respectively, which mitigated the impact of the beforementioned nominal losses resulting from exchange differences.

- *Foreign currency translation*

The Company's foreign transactions are converted into US dollars since such is the functional currency for such transactions and subsequently they are translated into pesos at the closing exchange rate. Gain (loss) from remeasurement as well as translation is charged to income in the financial income (expense) and holding gains (losses) account. For disclosure purposes, gain (loss) from remeasurement and translation is disclosed in real terms, net of inflation adjustment.

Remeasurement and translation into Argentine currency of foreign non-monetary assets and liabilities accounted for a P$3,513 million gain in the six-month period of 2002 compared to a P$637 million loss in the second quarter of 2002.

- *Tax on Exports*

Effective as of March 1, 2002, the Argentine Government imposed a 20% tax on crude oil exports and a 5% tax on exports of certain oil by-products. These taxes on exports were levied on the Company's products shipped as from April 1, 2002. Subsequently, on May 13, 2002, the 20% tax on exports was extended to other hydrocarbons such as diesel oil and LPG. Although the Government stated that it expects to reduce taxes on crude oil and oil by-products exports to 5% as from October 1, 2002, the Company cannot assure this will happen or that the Government will not decide another increase by decree. The Argentine Government stated these taxes will be effective for a five-year period. This tax on exports resulted in reduced margins for the Company in terms of US dollars as from the second quarter of 2002.

- Price Stabilization and Supply

For the purposes of lessening inflationary pressures generated by the significant peso devaluation, the Argentine Government, in addition to exerting express political pressure, issued a set of regulations aimed at controlling the increase in prices to final clients, regulations being particularly focused on the energy sector. To such respect, under the Public Emergency Law the Company may not increase the price of the energy and gas sold in the domestic market, specially in connection with sales agreement entered into with utility companies and companies selling energy in the spot market. The Company is currently renegotiating the terms of gas and electricity sales agreements entered into with industrial clients so as to adjust prices based on the new economic scenario.

Under Law No.25,596 a fuel oil supply emergency was declared and fuel oil imports and sales were authorized without charging the fuel transfer tax. In addition, a transportation sales price of P$0.75/liter was agreed upon with leading refiners.

Under Decree No. 652/02 the Federal Executive ratified the Fuel Oil Supply Stability Agreement executed by the Argentine Government and oil & gas producing and refining companies on April 19, 2002. Based on this agreement, refining agreed to supply fuel oil to the domestic market at a fixed price through July 31, 2002; oil & gas producing companies agreed to provide domestic refining companies with the same volumes of crude oil as the ones provided to them during the first quarter of 2002 plus the additional volume (at a fixed price and exchange rate) through July 31, 2002; in turn, the Argentine Government agreed to allow the companies to set off the amount of penalties on account of failures to supply third parties with oil or gas related to the agreement against export duties payable by such companies and, in addition, to compensate the differences between the fixed exchange rates and price established in the agreement and those effective on the market. The parties agreed that if the fixed exchange rate and price at which producers had agreed to sell their products to the refining companies exceeded a certain limit, any of the parties could request for the agreement to be renegotiated. Should no agreement be reached, termination was possible.

The Company's results might be negatively affected if the Argentine Government issues additional decrees or exerts political pressure to limit price increases or controls exports or applies its regulatory emergency authority to fix prices or passes other laws to stabilize prices or supply.

- De-dollarization (conversion into Argentine pesos) of utility rates

The Public Emergency Law provided for the de-dollarization of utility rates and elimination of indexing clauses, being the rates established in pesos at the Ps. 1 = US$ 1 exchange rate. In addition, the Federal Excecutive is empowered to renegotiate contracts the object of which is rendering public utility services, with due consideration to the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans, when such are parameters stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies.

On February 12, 2002, the Federal Executive issued decree No.293 whereby the Ministry of Economy (MECON) was required to renegotiate utility companies' concession contracts. The MECON started conversations with companies providing public works and services. The outcome of such conversations may not be foreseen.

- *Additional provisions*

a) De-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate. In addition, there are certain restrictions on the availability of certain US dollar-denominated checking and savings accounts and certificates of deposits denominated in Argentine pesos or US dollars, which will be reimbursed to the holders in installments depending the amounts and dates on the balances of such accounts. Deposits and loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;

b) De-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (a) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

c) The Federal Government will deliver to the banks bonds denominated in pesos and in US dollars to compensate for the mismatch resulting from the application of the beforementioned exchange rates;

d) Prior BCRA's authorization will be required to make transfers abroad on account of financial loan services, except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with funds freely-available abroad). However, this requirement is not applicable to financing payments subsequent to February 11, 2002;

e) Income-tax deduction of the exchange differences resulting from applying the new exchange rate on net position of assets and liabilities denominated in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the effective date of the Law.

- *Situation of interest in utility companies*

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations. Therefore, Ciesa and Transener have declared their default and intend to restructure their debt.

The effects generated by the measures adopted by the Argentine Government on the financial statements of CIESA, TGS, Transener and Citelec were recognized according to the assessments and estimates conducted by the management of such companies. Actual future results may differ from the assessments and estimates conducted by management, and the differences may be significant. Therefore, the financial statements of such companies might not report all adjustments that will arise from such situation.

As of June 30, 2002, CIESA, TGS, Transener and Citelec reported positive shareholders' equity after capitalizing not only exchange differences resulting from direct financing, in line with the method applied by the Company, but also by capitalizing other permitted exchange differences. For the purposes of consolidating the criterion applied, prior to calculation of the related values under the equity method the Company made the related adjustments.

On the basis of the above and capitalizing only exchange differences related to direct financing, the interest in Ciesa would have represented a negative shareholders' equity of 348, calculated under the equity method. However and since the Company has not assumed commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero value, limiting the recognition of losses related to such book value. The Company will not book income (loss) so long as the related value, calculated under the equity method, results in a positive shareholders' equity again.

Considering all the uncertainties affecting the business of such companies, as of June 30, 2002, the Company disclosed all the income (loss) arising from the direct and indirect interests in TGS, including such interest related to Ciesa, and in Citelec as non-operating income (loss), and did not segregate the related operating portion. Such criterion will be maintained so long as there are uncertainties regarding the future evolution of such business. In the six and three-month periods of 2001, operating income contributed by interest in Ciesa, TGS and Citelec totaled P$127 million and P$64 million, respectively.

- *Equity in earnings of affiliates*

In 2002 fiscal year, the Company changed the method for disclosing equity in earnings of affiliates and consolidated it with the method applied to disclose income (loss) arising from the Company's own operations. To such respect, as from January 1, 2002 the Company's equity in financial income (expense) and holding (gains) losses and income tax of affiliates, as well as in income from transactions or circumstances related to the Company's ordinary course of business but of an infrequent nature is disclosed as non-operating income. The Company believes this method will result in a better analysis and understanding of operating income.

<u>Analysis of Results Operations</u>

The table below shows the Company's results of operations for the three-month periods ended June 30, 2002 and 2001:

(in millions of Argentine pesos)	2002	2001
Net sales	1.097	862
Costs of sales	(634)	(573)
Gross profit	463	289
Administrative and selling expenses	(119)	(106)
Exploration expenses	(3)	(4)
Equity in operating earnings of affiliates	44	129
Other operating income, net	-	12
Operating income	385	320
Other income, net	(38)	(23)
Equity in non-operating earnings of affiliates	112	(58)
Financial income (expense) and holding gains (losses)	(232)	(98)
Subtotal	227	141
Income tax provision	(40)	(4)
Minority interest in subsidiaries	4	(2)
Net income	191	135

2002 second quarter compared to 2001 second quarter

Net Income: Net income for the second quarter of 2002 increased to P$191 million or 41.5% from P$135 million in 2001 second quarter, mainly attributable to: (i) a P$174 million increase in gross profit and (ii) a P$85 million increase in equity in operating and non-operating earnings of affiliates. Such increases were partly offset by: (i) a P$134 million rise in financial income (expense) and holding gains (losses) and (ii) a P$36 million increase in income tax provision.

Net sales: Net sales increased P$235 million to P$1,097 million in 2002 second quarter from P$862 million in 2001 second quarter, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased in real terms on the basis of dollar-denominated cash flows from foreign operations and the alignment of domestic prices with export reference prices. In such respect, in the three-month period ended June 30, 2002, the price of crude oil, styrene and polystyrene increased 60.8%, 72.4% and 46.8%, respectively, in terms of Argentine pesos. Through the implementation of a pro-active export-directed trade policy, domestic recessive market limitations were successfully offset. In 2002 second quarter, sales for the Oil and Gas Exploration and Production business segment increased P$221 million (including a P$93 million increase in intercompany sales) while sales for the Petrochemical, Refining and Other Investment business segments increased P$98 million, P$33 million and P$27 million, respectively. In contrast, sales revenues from the Electricity segment declined P$32 million.

Gross Profit: Gross profit increased P$174 million to P$463 million in 2002 second quarter from P$289 million in 2001 second quarter, mainly as a result of P$127 million and P$69 million increases in the Oil and Gas Exploration and Production and Petrochemicals business units, respectively, attributable to improved marketing margins in terms of Argentine pesos as a result of the Argentine peso devaluation.

Operating income: operating income increased P$65 million or 20.3% in the second quarter of 2002 to P$385 million from P$320 million in the second quarter of 2001, primarily as a result of an improvement recorded in (i) Oil and Gas Exploration and Production, P$100 million, (ii) Petrochemicals, P$72 million and Other Investments, P$31 million, attributable to improved marketing margins of the main commodities in terms of Argentine pesos (oil, certain petrochemical products, specially styrene and polystyrene and mining byproducts) as a consequence of dollar-denominated cash flows from foreign operations and the alignment of domestic prices with export reference prices.

In contrast, and eclipsing the second quarter operating performance, the Hydrocarbon Marketing and Transportation, Electricity and Refining business segments recorded operating losses in the amount of P$60 million, P$50 million and P$23 million, respectively, reflecting the impact of:

- As described under "*Situation of interest in utility companies*", the Company did not record in this period equity in operating earnings of CIESA, TGS, Edidesca and Citelec. In the same period of previous year, direct and indirect interest in TGS accounted for a P$53 million gain and interest in Citelec accounted for a P$11 million gain.

- A P$16 million drop in equity in earnings of Edesur, attributable to the change in the economic-financial equation resulting from de-dollarization of utility rates and elimination of indexation clauses in a sharp Argentine peso devaluation scenario.

- Deterioration in refined products marketing margins. Express initiatives taken by the Argentine Government aimed at restricting price increases curbed the passing through of the significant increase in crude oil prices to final prices.

- A 8% decline in refined products volumes attributable to the recession prevailing in the Argentine market.

- Decline in electricity generation margins, as a result of a shrinkage in energy demand and contract de-dollarization.

Operating income for each business segment for the second quarters of 2002 and 2001 is broken down as follows:

(in millions of Argentine pesos)	2002	2001
Oil and Gas Exploration and Production	264	164
Refining	(3)	20
Petrochemicals	85	13
Electricity	15	65
Hydrocarbon Marketing and Transportation	8	68
Other Investments	53	22
Corporate, Other discontinued investments and eliminations	(37)	(32)
Total	385	320

Other income, net: Other income, net recorded P$38 million and P$23 million losses, respectively. In the period under review, losses were primarily attributable to the following: (i) P$29 million for contingencies related to contractual commitments assumed with OCP in connection with the future production of Block 31, in Ecuador, derived from delays in the area development plan on account of a global reduction in the Company's investment plan, (ii) P$6 million for tax on banking transactions and (iii) P$3 million for the sale of fixed assets. In 2001 second quarter, loss was primarily attributable to the following: (i) P$6 million for tax on banking transactions, (ii) P$10 million for fees in connection with administrative processes optimization and e-commerce strategy and project discontinuance and (iii) P$4 million for impairment of assets.

Equity in non-operating earnings of affiliates: Equity in non-operating earnings of affiliates accounted for a P$112 million gain in 2002 second quarter, which includes P$82 million for the positive valuation of interest in Citelec, TGS and Edidesca following recording at zero value based on a negative shareholders' equity situation as of March 31, 2002. Excluding such effect, equity in non-operating earnings of affiliates accounted for a P$27 million gain, primarily determined by adjustment to inflation generated by the significant borrowing net monetary positions of such companies, which offset the impact of exchange differences and related financial costs. In the same period of previous year, equity in non-operating earnings of affiliates recorded a P$58 million loss, determined by the impact of the respective financial liabilities and income tax.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) increased P$134 million, totaling a P$232 million loss compared to a P$98 million loss in 2001 quarter, primarily attributable to: (i) a P$2,141 million loss for exchange differences resulting from the effect of the significant Argentine peso devaluation on the foreign currency borrowing net monetary position, (ii) a P$637 million loss as a result of translating into pesos foreign physical assets and investments, since in 2002 quarter the US dollar exchange rate variation was lower than the evolution of the price index applicable for measuring results in an homogenous currency and (iii) a P$111 million increase in net interest to P$198 million from P$87 million in line with the significant increase in average indebtedness in terms of Argentine pesos, primarily US dollar-denominated indebtedness. In contrast, the significant borrowing monetary position resulted in a P$2,759 million gain for exposure to inflation which offset nominal losses resulting from exchange differences and interest.

Income tax provision: Income tax provision increased to P$40 million from P$4 million. The 2002 second quarter income tax primarily derives from foreign companies income tax.

Oil and Gas Exploration and Production

Operating income: Operating income for this business segment increased to P$264 million or 61% in 2002 second quarter from P$164 million in 2001 second quarter. This increase is mainly attributable to a significant rise in oil sales prices in Argentine operations in line with the significant Argentine peso devaluation in real terms and an operating costs structure mainly denominated in Argentine pesos.

Operating income for this business segment is broken down as follows:

	2002	2001
Net sales	682	461
Costs of sales	(355)	(261)
Gross profit	327	200
Administrative and selling expenses	(55)	(38)
Exploration expenses	(3)	(4)
Equity in operating earnings of affiliates	3	6
Other operating income, net	(8)	-
Operating income	264	164

Net Sales: Net sales for this business segment increased to P$682 million or 47.9% in 2002 second quarter from P$461 million in 2001 second quarter primarily due to higher sales prices derived from the Argentine peso devaluation.

Combined oil and gas sales slightly declined to 183.2 thousand BOE/d or 1.1% in 2002 second quarter from 185.3 thousand BOE/d in 2001 second quarter. Oil sales volumes decreased to 122.3 thousand barrels or 3.2% in 2002 second quarter. In contrast, gas sales volumes increased to 365.6 million cubic feet per day or 3.5% in 2002 second quarter.

During 2002 second quarter, average price, including the effects of hedging operations, of crude oil (1) freely available to the Company and (2) extracted by the Company under service agreements with price fixing methods according to their international reference, increased to P$54.2 per barrel or 60.8% from P$33.7 per barrel. The increase in Argentine pesos is mainly due to the Argentine peso devaluation. The Company's hedging policy accounted for an opportunity cost of P$104 million and P$97 million, respectively.

Argentina

Oil and Gas Exploration and Production net sales in Argentina increased to P$389 million or 31.4% from P$296 million in 2001 period.

Oil sales increased to P$330 million in 2002 second quarter from P$237 million in 2001 second quarter. This increase primarily derives from the significant rise in the sales price per barrel as a consequence of the Argentine peso devaluation (to P$59.1 per barrel from P$37.9 per barrel). As from the second quarter oil prices in the domestic market strongly recovered. In such respect, since export parity was taken as a reference, the effects of the strong Argentine peso devaluation were passed through to domestic prices. In such respect and conversely, in 2002 second quarter, the 20% tax on crude exports became effective and had an impact on the final price of export products, accounting for a P$21 million lower revenue.

Crude oil daily sales volumes declined to 61.3 thousand barrels or 10.6% from 68.6 thousand barrels. The 2001 second quarter includes sales attributable to Pampa del Castillo - La Guitarra area which was sold in October 2001. Excluding Pampa del Castillo - La Guitarra, crude oil sales volumes increased 4.1% in comparative terms, due to the development of the Tapera Avendaño zone in the Jaguel de los Machos area and the result of lifting activities in Medanito, Santa Cruz I and II and Puesto Hernández.

Natural gas sales revenues totaled P$59 million in both periods. Daily sales volumes slightly increased to 294.7 million cubic feet or 1.7% in 2002 from 289.7 million cubic feet in 2001. Sales prices slightly decreased to P$2.21 per thousand cubic feet or 2.2% from P$2.26 per thousand cubic feet, in line with the Public Emergency Law provisions that restrict the possibility of increasing the price of gas sold in the domestic market, mainly as regards sales agreements entered into with utility companies. In the quarter under review, however, the Company renegotiated the terms and conditions of certain gas sales agreements, specially those corresponding to exporting clients, and the prices of said agreements were adjusted based on the new economic scenario.

Foreign Countries

Combined oil and gas sales in foreign countries increased to P$293 million or 77.6% in 2002 second quarter from P$165 million in 2001 second quarter. Total oil and gas sales volumes increased to 72.8 thousand BOE/d or 6.3%.

Venezuela

Oil and gas sales increased to P$187 million or 78.1% in 2002 second quarter from P$105 million in 2001 second quarter, mainly reflecting higher oil prices in terms of Argentine pesos derived from the Argentine peso devaluation. In such respect, the average price per barrel increased to P$41.4 or 62.4% from P$25.5 in 2001 second quarter.

Daily oil sales volumes increased to 48.7 thousand barrels or 8.2% from 45 thousand barrels in 2001 period as a result of intensive drilling and workover activities.

Bolivia

In Bolivia, oil and gas sales increased to P$26 million or 36.8% in 2002 second quarter from P$19 million in 2001 second quarter, resulting from higher oil and gas prices in line with the Argentine peso devaluation (54.4% and 42.5%, respectively). Combined daily oil and gas sales volumes decreased to approximately 7.1 thousand BOE or 7.8% in 2002 second quarter from 7.7 thousand BOE in 2001 second quarter.

Peru

In Peru, oil and gas sales increased to P$80 million or 95.1% in 2002 second quarter from P$41 million in 2001 second quarter, primarily due to the Argentine peso devaluation effect. Average prices of oil per barrel increased to P$41.4 or 62.4% from P$25.5 in 2001 second quarter.

In 2002 second quarter daily volumes of oil and gas delivered dropped to 12.3 thousand BOE or 3.9% from 12.8 thousand BOE.

Gross profit: Gross profit for this business segment significantly increased to P$327 million or 63.5% in 2002 second quarter from P$200 million. Gross margin increased to 47.9% from 43.4% in 2001 quarter, mainly as a result of the competitive improvement of Argentine operations, with prices mostly determined by their international references and an operating cost structure mostly in Argentine pesos. In addition, the Argentine peso devaluation had a positive impact on foreign operations dollar-denominated gross profit.

Administrative and selling expenses: Administrative and selling expenses increased to P$55 million in 2002 second quarter from P$38 million in 2001 second quarter as a result of the Argentine peso devaluation. However, the ratio of administrative and selling expenses to sales remained unchanged.

Exploration expenses: Exploration expenses totaled P$3 million in 2002 second quarter compared to P$4 million in 2001 second quarter. Exploratory activities in Peruvian blocks and shooting of 2D seismic in Ecuador continued in 2002.

Equity in operating earnings of affiliates: Equity in operating earnings of affiliates posted a P$3 million gain in 2002 second quarter compared to a P$6 million gain in the second quarter of 2001.

Other operating income: Other operating income recorded a P$8 million loss in 2002 second quarter mainly as a result of the settlement of commercial controversies and the payment of fines to contractors for contract termination, as a consequence of investment-saving measures.

Refining and Petrochemicals

Operating income for the Refining and Petrochemicals business segments is broken down as follows and is analyzed separately:

	Refining		Petrochemicals		Eliminations		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	238	205	298	200	(20)	(7)	516	398
Costs of sales	(233)	(184)	(195)	(166)	20	7	(408)	(343)
Gross profit	5	21	103	34	-	-	108	55
Administrative and selling expenses	(10)	(11)	(27)	(22)	-	-	(37)	(33)
Equity in operating earnings of affiliates	5	11	5	1	-	-	10	12
Other operating (expenses) income, net	(3)	(1)	4	-	-	-	1	(1)
Operating income	(3)	20	85	13	-	-	82	33

Refining

Operating income. Operating income for 2002 second quarter dropped P$23 million and recorded a P$3 million loss compared to a P$20 million gain in 2001 second quarter. In 2002 performance of this business segment was significantly affected by the Argentine deep economic crisis and the severe currency devaluation that resulted in a sharp shrinkage in demand in addition to the impossibility of protecting business margins on account of the strong political pressure exerted by the Argentine Government to prevent a price increase and ensure supply. In such respect, under Law No. 25,596 a diesel oil supply emergency was declared and diesel oil imports and sales were authorized without charging the fuel transfer tax and a transportation sales price of P$0.75/liter was agreed upon with leading refiners. Along these lines, tax rate on diesel oil exports increased from 5% to 20%.

During 2002 second quarter crude oil volumes processed increased to 28.825 bbl/d or 3.3%.

Net sales: Net sales of refinery products increased to P$238 million or 16.1% in 2002 second quarter from P$205 million in 2001 second quarter, boosted by local price increases and higher export volumes. Total sales volumes dropped 8% compared to 2001 quarter. In spite of the local market shrinkage and the lack of profitability, reduced local sales (about 40% lower) were offset by a 144% significant increase in exports.

Diesel oil and gasoline sales volumes dropped 32% and 27%, respectively, in line with an 11% reduction in domestic consumption. In addition, and limited by the virtual interruption of most works in progress, asphalt sales volumes declined 62%. Conversely, an increase was recorded in sales volumes of paraffin products (110%), fuel oil (53%) and other heavy products.

As a reaction to the sharp shrinkage in the domestic market and low prices of diesel oil used for transportation, the trade policy was directed to local sales of products with higher margins and to export markets. Along these lines, a significant increase was recorded in diesel oil exports (609%) mainly to bordering countries, heavy products exports to the USA and paraffin products exports to the USA and Brazil.

Gross profit: Gross profit dropped P$16 million to P$5 million in 2002 second quarter from P$21 million in 2001 second quarter. Gross margin decreased from 10% in 2001 quarter to 3% in 2002 quarter. Express Argentine Government initiatives and the gradual drop in the activity level could curb the passing through of the increase in crude oil costs to sales prices. In 2002 quarter, in spite of a 5% drop in international reference prices, the average price of crude oil in terms of Argentine pesos increased to P$79/bbl or 46.3% from P$54/bbl in 2001 quarter, reflecting the impact of the Argentine peso devaluation. As a consequence of crude oil cost behavior, sales prices of diesel oil increased 18%, heavy products 88%, aromatics and paraffins 29%, medium distillates 23% and asphalts 16% while gasoline sales prices dropped 6%.

Equity in operating earnings of affiliates: Equity in earnings of affiliates decreased to P$5 million from P$11 million. Equity in earnings of Refinor dropped to P$5 million from P$8 million, mainly due to a drop in marketing margins resulting from an increase in refining costs and reduced export sales volumes, offset by a rise in diesel oil and gasoline domestic sales volumes. Equity in earnings of EBR did not record significant income in 2002 second quarter compared to a P$3 million gain in 2001 second quarter.

Other operating income: Other operating income posted P$3 million and P$1 million losses in 2002 and 2001 second quarters, respectively, attributable in both cases to the under-absorption of fixed costs imposed by the optimization policy of crude oil volumes processed.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$72 million to P$85 million in 2002 second quarter from P$13 million in 2001 second quarter, primarily due to higher sales prices of styrenics resulting from the effect of the Argentine peso devaluation in addition to higher international prices.

Net sales: Net sales increased P$98 million to P$298 million in 2002 second quarter from P$200 million in 2001 second quarter.

Sales of styrenics in Argentina increased P$45 million to P$111 million from P$66 million. In 2002 second quarter, the price of styrene and polystyrene significantly rose by 72.4% and 43.8%, respectively, as a consequence of the combined effect of the Argentine peso devaluation and a rise in international reference prices, (39% and 24%, respectively), the latter resulting from operational difficulties in certain USA and European plants. Average price of rubber increased 40.8%. It is worth noting that the implementation of an active trade policy aimed at consolidating foreign markets allowed to overcome the restrictions imposed by domestic demand and resulted in increased total sales volumes. Styrene and polystyrene sales volumes rose 16.6%, primarily due to a 75% increase in styrene volumes attributable to a 690% significant increase in exports mainly to Brazil. This allowed to mitigate a 31% drop in the domestic market. Total rubber sales volumes increased 4.7%. SBR export volumes increased 13%, mainly to Brazil, Chile, USA and Peru, offsetting a 12% drop in the domestic market due to increased competitive imports attributable to improved financing conditions.

Fertilizers sales volumes decreased P$27 million to P$44 million from P$71 million. Total fertilizers sales volumes decreased approximately 52% in 2002 second quarter compared to 2001 quarter due to a reduction in the use of fertilizers, especially in the wheat sowing area. The drop in sales volumes of fertilizers manufactured in the Company's own plant was 4% and in resale fertilizers 72%. This drop was offset by increased sales prices mainly as a result of the passing through of higher costs due to the Argentine peso devaluation.

Innova sales for the period under review increased P$80 million to P$143 million from P$63 million. Styrene and polystyrene sales prices rose 102% and 76%, respectively, as a result of the Argentine peso devaluation accompanied by improved international prices. Styrene sales volumes in the Brazilian market increased about 37% to 6.3 thousand tons, as a result of the development of new customers. Polystyrene sales volumes increased to 26.1 thousand tons or 13%, boosted by increased export volumes, mainly to USA and Africa.

Gross profit: Gross profit increased P$69 million in 2002 second quarter to P$103 million from P$34 million in 2001 second quarter. Gross margin increased to 35% from 17%. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins.

Administrative and selling expenses: Administrative and selling expenses increased to P$27 million from P$22 million primarily due to the Argentine peso devaluation effects on Innova's expenses.

Equity in operating earnings of affiliates: Equity in earnings of Petroquímica Cuyo S.A. increased to P$5 million from P$1 million. This improvement primarily results from increased polypropylene marketing margins and a change in the mix of domestic and export sales, the latter having increased to 53% compared to 15% in 2001. Total sales volumes were 5% higher compared to same period of previous year.

Hydrocarbon Marketing and Transportation

Operating income: Operating income totaled P$8 million in 2002 second quarter compared to P$68 million in 2001 second quarter. The latter period includes a P$53 million gain derived from direct and indirect interest in TGS.

Operating income for this business segment is broken down as follows:

	TGS		Oldelval Termap		Others		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	-	-	-	-	4	15	4	15
Costs of sales	-	-	-	-	(2)	(11)	(2)	(11)
Gross profit	-	-	-	-	2	4	2	4
Administrative and selling expenses	-	-	-	-	-	-	-	-
Equity in operating earnings of affiliates	-	53	3	7	-	-	3	60
Other operating income, net	3	4	-	-	-	-	3	4
Operating income	3	57	3	7	2	4	8	68

Net sales: Net sales for the Hydrocarbon Marketing and Transportation business segment dropped to P$4 million from P$15 million due to the reformulation of the liquid processing business. Oil, gas and LPG brokerage activities decreased to P$4 million from P$7 million mainly due to conversion into Argentine pesos of gas operations and to a 70% drop in oil operations volumes partially offset by improved prices since it is a commodity marketed in dollars. In addition, 2001 second quarter includes a P$8 million income from gas processing activities, accounting for a total volume of 21.1 thousand tons. As from 2002 fiscal year, liquid processing activities are developed by the Oil and Gas Exploration and Production business unit.

Equity in operating earnings of affiliates: Equity in earnings of Oldelval S.A. decreased to P$3 million from P$7 million, mainly due to the effect of de-dollarization of transportation agreements under the Public Emergency Law. Effective as from June 2002, Oldelval renegotiated said agreements with oil producers, with a partial recognition of the peso devaluation effects.

Other operating income: Advisory services provided to TGS's technical operator posted P$3 million and P$4 million gains in 2002 and 2001 periods, respectively.

Electricity

Operating income: Operating income totaled P$15 million and P$65 million in 2002 and 2001 second quarters, respectively. Within the current economic context, the activity's margins were particularly affected by the Public Emergency Law provisions. In such respect, de-dollarization of tariffs and contracts within an inflation and devaluation scenario adversely affected the business segment operating performance. See "Situation of Interest in Utility companies".

Operating income for this business segment is broken down as follows:

	Electricity Generation		Conuar/Fae		Distrilec/ Edesur		Citelec/ Transener		Others		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	45	68	11	21	-	-	-	-	2	1	58	90
Costs of sales	(39)	(43)	(6)	(17)	-	-	-	-	(1)	(1)	(46)	(61)
Gross profit	6	25	5	4	-	-	-	-	1	-	12	29
Administrative and selling expenses	(2)	(2)	(1)	(2)	-	-	-	-	-	-	(3)	(4)
Equity in operating earnings of affiliates	-	-	-	-	-	16	-	11	1	3	1	30
Other operating income, net	-	-	(1)	-	5	8	1	-	-	2	5	10
Operating income	4	23	3	2	5	24	1	11	2	5	15	65

Electricity Generation:

Net Sales: Sales of electricity generation decreased to P$45 million or 34% from P$68 million.

Net sales attributable to the Genelba Power Plant dropped to P$38 million or 32.1% in 2002 second quarter from P$56 million in 2001 second quarter. This drop resulted from the effects of tariff and contract de-dollarization that led to a 43.5% reduction in the average monomic price of energy and power delivered to P$28.3 per MWh from P$50.1 per MWh. Conversely, in 2002 second quarter energy delivered increased to 1,330 GWh or 20.5% as a consequence of an improvement in the plant's operating availability factor that increased to 82.2% from 67.2% attributable to the power plant coming out of dispatch on account of higher water supply in the Comahue area in 2001. In addition and in spite of an about 3% drop in energy demand, the Power Plant had higher power deliveries on account of Genelba's improved costs compared to its competitors. In both periods, the Power Plant operating availability was approximately 95%.

Net sales attributable to the Pichi Picún Leufú Complex dropped to P$7 million or 41.7% in 2002 second quarter from P$12 million in 2001 quarter as a consequence of the combined effect of lower prices and a drop in energy generation to 228 GWh from 349 GWh in 2001 second quarter. Average monomic prices in constant pesos dropped to P$27 per MWh in 2002 second quarters from P$34.1 per MWh in 2001 second quarter, due to the beforementioned de-dollarization, partially offset by the application of area prices on account of restrictions on the transportation capacity through the national grid during 2001 period. In the period under review, a P$1 million accrual was recorded on account of the application of the Energy Support Price Method.

Gross profit: Gross profit for the generation business dropped to P$6 million or 76% in 2002 second quarter from P$25 million in 2001 second quarter. Gross margin declined to 13.3% from 36.8%, mainly affected by the distortions caused by de-dollarization within an inflationary context with a partially dollarized cost structure.

Nuclear Fuel Elements:

Net sales: Net sales of nuclear fuel elements and other products decreased to P$11 million or 47.6% in 2002 second quarter from P$21 million in 2001 second quarter. During 2002 quarter this activity was restricted on account of Atucha I shutdown and scheduled maintenance works at Embalse nuclear power plant, partially offset by increased export sales of other products.

Gross Profit: Gross profit for the nuclear fuel elements business increased to P$5 million or 25% in 2002 second quarter from P$4 million in 2001 second quarter. Gross margin increased to 45.5% from 19%, mainly due to an improvement derived from fuel elements price renegotiation and improved margins from exports of other products.

Administrative and selling expenses: Administrative and selling expenses for this business segment totaled P$3 million and P$4 million in 2002 and 2001, respectively.

Equity in operating earnings of affiliates: Equity in operating earnings of affiliates posted P$1 million and P$30 million gains in 2002 and 2001, respectively. The 2001 second quarter includes equity in earnings of Citelec in the amount of P$11 million.

Equity in earnings of Distrilec Inversora S.A. recorded zero income in 2002 second quarter compared to a P$16 million gain in 2001 second quarter. Edesur S.A.'s sales revenues dropped to P$228 million or 48.5% from P$443 million as a result of the combined effect of an about 45% decline in average sales prices in constant currency derived from the tariff and contract de-dollarization and a 4.7% shrinkage in the demand for energy supplied by Edesur S.A..

Other operating income: Income from advisory services provided to Edesur S.A.'s technical operator totaled P$5 million and P$8 million in 2002 and 2001 periods, respectively.

Other Investments

Operating income for the Other Investments business segment increased to P$53 million in 2002 second quarter from P$22 million in 2001 second quarter, mainly derived from the advantage obtained from marketing its products in dollars in foreign markets.

Operating income for this business segment is broken down as follows:

	Farming, Forestry and Agroindustry		Mining		Total	
	2002	2001	2002	2001	2002	2001
Net sales	50	23	-	-	50	23
Costs of sales	(18)	(17)	-	-	(18)	(17)
Gross profit	32	6	-	-	32	6
Administrative and selling expenses	(5)	(4)	-	-	(5)	(4)
Equity in operating earnings in affiliates	-	16	27	4	27	20
Other operating expense, net	(1)	-	-	-	(1)	-
Operating income	26	18	27	4	53	22

Farming, forestry and agroindustry

The activity posted a P$26 million gain in 2002 second quarter compared to P$18 million in 2001 second quarter. Income from the farming activity increased to P$20 million from P$12 million. This improvement results from the combined effect of higher prices as a consequence of the Argentine peso devaluation and increased production volumes, since 2001 quarter was affected by a delayed harvest and a drop in livestock sales, mainly resulting from floods in the province of Buenos Aires. Income from the forestry activity increased to P$30 million in 2002 quarter from P$11 million in 2001 quarter. This improvement results from the combined effect of a 35% rise in sales volumes and increased exports derived from improved international competitiveness arising from the Argentine peso devaluation. The P$16 million gain recorded in equity in earnings of affiliates in 2001 period is attributable to equity in operating earnings of Pecom Agra S.A.. Interest in such company was transferred in March 2002 under an asset swap with IRHE (Argentine Branch) and GENTISUR S.A.

Mining

Equity in earnings of Cerro Vanguardia S.A. increased to P$27 million in 2002 second quarter from P$4 million in 2001 second quarter. This significant rise resulted from a 102.5% improvement in the price of gold in constant Argentine pesos, to 1,069 $/oz in 2002 second quarter from 528 $/oz in 2001 second quarter resulting from the Argentine peso devaluation and, to a lesser extent, from a 17.3% rise in the international price of gold. During 2002 second quarter 65,919 ounces of gold and 404,593 ounces of silver were sold compared to 68,681 ounces of gold and 405,288 ounces of silver in 2001 second quarter. In July 2002, the Company sold its shareholding in Cerro Vanguardia S.A.

Liquidity and capital resources

The Company continued maintaining high liquidity levels in order to minimize financial risks and have the flexibility required to overcome the difficulties derived from a high volatility affecting emerging capital markets. In the light of the restrictions imposed in Argentina on bank deposits and on transfers abroad for payment of principal and interest on financial loans, the Company's financial management prioritized a close monitoring of liquidity levels in order to comply with the obligations assumed and thus implement its long term strategy. The Company's limited financing alternatives disappeared completely after December 2001, when the Argentine Government defaulted on most of its financial obligations. In addition to Argentina's debt crisis, the Company's ability to access bank loans and capital markets over the last few years was also affected by the economic recession and political instability in Argentina. Furthermore, the Argentine

Government imposed transfer restrictions on payments of foreign financial obligations. The prospects of Argentine companies accessing financial markets either internationally or in Argentina in the near or medium-term are very poor.

Within such context, on June 10, 2002, Pecom Energía S.A. made an offer to exchange four series of new corporate notes for four series of existing notes. The closing date for the exchange was July 31, 2002.

According to the offers received by the noteholders, on August 1, 2002 Pecom Energía S.A. issued new notes with a face value of US$ 845.2 million, according to the following detail:

- Class F, at a 7.875% annual rate, for a face value of US$ 64,425,000 maturing in August 2005, subscribed by the holders of notes for a face value of US$ 97 million maturing in August 2002.

- Class G, at a 9% annual rate, for a face value of US$ 250,064,000 maturing in January 2007, subscribed by the holders of Class D notes for a face value of US$ 300 million maturing in January 2004.

- Class H, at a 9% annual rate, for a face value of US$ 181,491,000 maturing in May 2009, subscribed by the holders of Class B notes for a face value of US$ 200 million maturing in May 2006.

- Class I, at a 8.125% annual rate, for a face value of US$ 349,238,000 maturing in July 2010, subscribed by the holders of Class F notes for a face value of US$ 400 million maturing in July 2007.

The exchange offer described is part of the overall refinancing of most of Pecom Energía S.A.'s financial obligations. Simultaneously with the exchange offer, Pecom Energia S.A. has commenced negotiations with banks to refinance about US$950 million of short and long-term debts and letters of credit for long-term credit facilities.

In such respect, as of the date of issuance of these financial statements, the Company received non-binding letters of intention from such banks, representing about 35% of the principal of the debt that the Company intends to refinance.

If the refinancing process is not successful, the Company may suffer an acute liquidity crisis that may affect its ability to make principal and interest payments on the outstanding debt.

Cash and short-term indebtedness

As of June 30, 2002 and 2001, the Company's cash and cash equivalents totaled P$772 million and P$560 million, respectively. During 2002 first semester, liquidity was mainly provided by cash from operations and increased, in Argentine peso terms, due to the effects of the Argentine peso devaluation on the Company's cash denominated in foreign currency.

As of June 30, 2002, the Company had P$3,683 million of short term debt, of which P$1,271 million represent the current portion of long-term notes, and P$2,412 million represent short-term debt owed to financial institutions under various loan agreements or promissory notes.

A substantial portion of short term debt owed to financial institutions represents debt the Company has been rolling over due to its inability to obtain medium and long-term funding.

Total and long-term indebtedness

As of June 30, 2002, the Company's total debt was P$8,764 million, of which P$5,081 million represents long-term debt. For a detailed discussion of our short-term debt, see "Cash and short-term indebtedness" above.

The Company's long-term debt consists primarily of notes. The remaining long-term debt mainly relates to bank loans and import financing used to finance the construction of Genelba and Innova plants and to other long-term loans.

Calculating the effects of the exchange of notes mentioned above, the debt maturity profile as of June 30, 2002 is as follows (figures stated in dollars calculated on the basis of the rate of exchange between the Argentine peso and the dollar as of June 20, 2002)

	1 year	2 years	3 years	4 years	5 years	Thereafter
In millions of US$	969	203	221	59	26	828

Operating Activities

Cash provided by operations, excluding cash flow from hedging derivative instruments, increased to P$450 million in 2002 first semester from P$316 million in 2001 first semester boosted by higher marketing margins of Argentine operations that were specially obtained through an intensive export strategy and by dollar-denominated cash flow from foreign operations. These effects were further supported by initiatives designed to optimize working capital requirements.

Crude oil prices hedging operations accounted for P$315 million and P$43 million applications in 2002 and 2001 first semesters, respectively. The Company had to pay balances of crude oil collaterals partially in cash.

Investment Activities

Cash used in investing activities totaled P$413 million in 2002 first semester compared to P$826 million in 2001 first semester.

Capital expenditures made in the Oil and Gas Exploration and Production core business dropped to P$293 million from P$690 million. In 2002, the Company's investments were focused on improving production and reservoirs, basically through development drilling and workover activities. The 2001 semester includes the acquisition of 70% of Block 18 in Ecuador in the amount of P$186 million.

Capital expenditures made in the Refining and Petrochemicals businesses totaled P$72 million and P$27 million in 2002 and 2001 first semesters, respectively. In April 2002, the Company increased its interest in EBR through a P$53 million investment.

Financing Activities

Cash used in financing activities amounted to P$848 million in 2002 first semester compared to a P$610 million net source in 2001 first semester.

Repayment of long-term loans accounted for a total application of P$865 million in 2002 first semester which was mainly attributable to the repayment of the Company's US$177 million notes in Italian liras (Series V) in the amount of P$757 million.

In 2002, the Company issued Series E Corporate Notes for US$35 million, accounting for a source of P$109 million. These Corporate Notes bear interest at a 6.75% annual rate and are maturing in March 2003.

In 2001 first semester, long-term financing accounted for a P$205 million net source.

Cash related to short-term financing accounted for a P$92 million application in 2002 first semester compared to P$528 million source in 2001 first semester.

Outlook

Without considering potential changes in the conduct of business that would result from a change in the Company's controlling group, pursuant to the non-binding agreement subscribed between the Perez Companc family and Petróleo Brasileiro S.A. – PETROBRAS, the Company's outlook for the rest of the fiscal year is as follows:

Concerning the oil and gas business, the 20% tax on crude oil exports acts as a severe disincentive to investment and has a negative effect on activity levels and operating cash flow. The Company will actively seek to sell growing oil volumes at international markets. As regards foreign operations, the Company estimates current oil and gas production levels will not change significantly.

As far as the Refining and Petrochemical businesses are concerned, low sales volumes in the domestic market are estimated to continue for most products due to the sharp shrinkage in demand stemming from financial restrictions and exchange risks generated by the economic and financial crisis that led the sector's industries to operate with very short collection terms. Though this latter fact will affect all businesses generally, the fertilizers business which is closely linked to the agricultural-export activity whose competitiveness has increased in this new context, will be affected to a lesser extent.

As regards refined and petrochemical product prices, no difficulties are expected, for the time being, in passing through the impact of higher costs to domestic prices. Therefore, margins of these business segments will not be significantly affected.

Petrochemical and refined product exports are estimated to remain at the same levels reached in the second quarter due to an improved international competitiveness of these businesses and the need to sell in foreign markets the volumes not absorbed by the domestic market.

Businesses related to the provision of public services will develop in an uncertain scenario until new market conditions are defined and contracts entered into between the Argentine Government and utility companies are renegotiated. According to the schedules proposed by the Argentine Government, on June 15, 2002 utility companies submitted before the Ministry of Economy their proposals for contract renegotiation. As of the date of these financial statements, no agreement has been reached in the negotiations with the Government. The Boards of Directors of those companies are working together with the Federal Executive with a view to agreeing on a renegotiation of concession contracts at the satisfaction of the Argentine Government, users and licensees.

The reforms introduced by the new government will have a significant impact on all the electricity and gas industry segments, due not only to de-dollarization and elimination of indexation clauses on utility rates, but also the sharp Argentine peso devaluation in activities mostly having foreign costs and financing. In addition, operating performance will be affected by a reduced demand resulting from a deepening and long recession of the local economy.

Concerning finance, the Company will continue negotiations in connection with the debt owed to financial institutions in order to replace or exchange approximately US$950 million of short and long-term debt for long-term credit facilities. Once maturities of notes have been extended, the overall refinancing of the Company's financial liabilities will allow to: (i) realign principal payments with cash flows from operations and establish a manageable debt maturity profile and (ii) adequately finance capital expenditure plans for the next years which will allow to develop the potential of the Company's current business portfolio and generate additional cash flow. In addition, this will provide additional time for the political and economic situation in Argentina to stabilize, and this, in turn, may provide Argentine companies the opportunity to access capital markets again.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the periods ended June 30, 2000, 1999, 1998, does not include equity in non-operating earnings of affiliates since the same was not prepared on the same reporting bases as the information for the six-month periods ended June 30. 2002 and 2001.

Consolidated Balance Sheet *(millions of Argentine pesos)*	06-30-02	06-30-01	06-30-00	06-30-99	06-30-98
Current assets	3.163	2.136	2.398	2.447	2.373
Noncurrent assets	11.650	9.686	7.960	7.537	7.236
Total assets	14.813	11.822	10.358	9.984	9.609
Current liabilities	4.826	2.732	1.463	1.989	1.342
Noncurrent liabilities	5.353	3.310	3.664	3.454	3.942
Sub-Total	10.179	6.042	5.127	5.443	5.284
Minority interest in subsidiaries	52	33	29	25	53
Shareholders' equity	4.582	5.747	5.202	4.515	4.272
Total	14.813	11.822	10.358	9.983	9.609
Working capital	(1.663)	(596)	935	458	1.031

	For the six-month period ended				
Consolidated income statement *(millions of Argentine pesos)*	06-30-02	06-30-01	06-30-00	06-30-99	06-30-98
Gross profit less administrative and selling expenses, and exploration expenses	508	292	292	156	160
Equity in operating earnings of affiliates	112	233	92	100	111
Other operating income, net	11	22	25	61	102
Gain (Loss) on holdings of YPF shares	-	-	-	65	(45)
Equity in non-operating earnings of affiliates	(863)	(121)	-	-	-
Other income (expense), net	21	204	90	(47)	12
Financial income (expenses) and holding gains (losses)	(638)	(180)	(147)	(147)	(96)
Sub-total	(849)	450	352	188	244
Income tax	(75)	(12)	(25)	(18)	(23)
Minority interest in subsidiaries	(5)	(2)	(4)	6	-
Net (loss) income	(929)	436	323	176	221

RATIOS

	06-30-02	06-30-01	06-30-00	06-30-99	06-30-98
a- *Current ratio* (Current assets / Current liabilities)	0.655	0.782	1.639	1.230	1.768
b- *Acid Test* ((Cash + Current Investments + Trade receivables) / Current liabilities)	0.423	0.504	0.971	0.878	1.181
c- *Total Indebtedness* (Total liabilities / Shareholders' equity)	2.222	1.051	0.986	1.206	1.237
d- *Current liabilities / Total liabilities*	0.474	0.452	0.285	0.365	0.254
e- *(Total liabilities + Minority interest) Shareholders' equity*	2.233	1.057	0.991	1.211	1.249
f- *Income before Income tax and Minority interest (*) (Shareholders' equity - Net Income)*	(0.308)	0.169	0.144	0.087	0.121

(*) Annualized

LISTING OF THE COMPANY'S SHARE

	1997	1998	1999	2000	2001	2002
January	7.47	6.57	4.07	3.98	4.28	6.00
February	7.66	6.58	4.07	4.70	3.70	6.30
March	7.73	6.77	4.70	4.01	3.95	6.60
April	8.11	6.01	6.21	3.70	4.00	6.15
May	7.65	5.51	6.04	3.62	3.85	5.05
June	8.03	5.02	5.75	4.03	3.50	6.00
July	8.21	5.80	5.65	4.00	3.20	4.95
August	7.98	3.96	5.82	4.02	3.35	
September	8.06	4.07	6.05	3.80	2.82	
October	6.26	4.94	6.02	3.40	2.75	
November	7.14	5.20	5.31	3.63	2.62	
December	7.14	4.23	5.12	3.75	3.90	

STATISTICAL DATA

	Six-months period ended				
	06-30-02	06-30-01	06-30-00	06-30-99	06-30-98
Crude oil sales (thousands of barrels)					
Argentina	10,761	11,786	8,834	9,510	11,471
Venezuela	9,003	7,785	6,116	5,822	4,683
Peru	1,999	2,110	2,232	2,413	2,267
Bolivia	247	257	177	73	72
Total	22,010	21,938	17,359	17,818	18,493
Natural gas sales (thousands of cubic feets)					
Argentina	49,722	50,608	26,610	29,407	32,355
Venezuela	4,563	3,257	2,067	950	-
Peru	1,508	1,550	1,551	1,279	1,118
Bolivia	6,627	6,634	3,566	3,088	4,097
Total	62,420	62,049	33,794	34,724	37,570
Petrochemical sales (tons)					
Fertilizer	106,705	178,524	163,390	156,090	168,027
SBR	23,500	24,155	27,200	28,770	27,615
Styrene	62,102	49,291	48,950	23,120	19,541
Propylene	10,789	9,452	7,394	-	-
Polystyrene	74,316	74,403	38,890	38,387	39,722
Refining products sales (tons)					
Aromatics	25,717	32,804	25,520	42,000	46,365
Bencen	20,207	24,186	16,810	23,083	17,172
Gasoline	53,810	63,118	72,350	57,494	49,426
Gas Oil	284,927	397,927	348,340	449,822	375,715
Other middle distillates	6,087	12,397	14,150	23,727	28,992
Asfalts	18,534	43,741	27,320	35,832	68,574
Other heavy products	75,109	161,843	116,264	206,508	212,377
Electric generation (gwh)					
Energy produced	2,790	2,316	2,559	1,878	-
Contracted sales	822	527	595	876	690
Spot sales	2,206	2,041	2,020	1,014	-
Total sales	3,028	2,568	2,615	1,890	690

Carlos A. Cup
Chairman

ERNST & YOUNG

Pistrelli, Díaz y Asociados S.R.L.
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Teléfono: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

To the Board of Directors of
Pecom Energía S.A.:

We have made a limited review of the accompanying consolidated balance sheet of Pecom Energía S.A. (an Argentine Corporation) and its subsidiaries as of June 30, 2002, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the six-month period then ended, all expressed in Argentine pesos as described in note 2.c) to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management.

The limited review of the consolidated financial statements of Pecom Energía S.A. as of June 30, 2001, presented for comparative purposes, has been conducted by Pistrelli, Díaz y Asociados Sociedad Civil, in its capacity as member firm of Andersen. As a result of such limited review, an unqualified report was issued on August 6, 2001.

Except as described in the fifth paragraph, we conducted our review in accordance with generally accepted standards in Argentina for the review of financial statements for interim periods. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying consolidated financial statements as of June 30, 2002 and 2001 are presented in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Argentina, may not conform with generally accepted accounting principles in the United States of America. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the United States of America have not been quantified.

We have not made a limited review of the financial statements as of June 30, 2002, of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and its subsidiary Transportadora de Gas del Sur S.A., Enron de Inversiones de Energía S.C.A., and Empresa Boliviana de Refinación S.A. The value of the investments based on the equity method in such companies as of June 30, 2002, is Argentine pesos 221,000,000, and the loss booked from such investments for the six-month period then ended is Argentine pesos 686,000,000.

As described in note 17 to the accompanying consolidated financial statements, this year, a significant change has been implemented in the economic model of Argentina, including the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of economic measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities that are denominated in foreign currency and held in the country, (b) foreign public debt default, (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions, (d) the restriction on transfers abroad on account of financial debt principal service and dividend distributions without prior authorization from the Central Bank, (e) the increase in domestic prices, (f) renegotiation of public utilities contracts and (g) reduced access to financing sources. The future development of the economic crisis may require further measures from the Argentine Federal Government. As described in note 10.III to the accompanying consolidated financial statements, in the last few months the Company's possibilities of obtaining medium- and long-term financing have been restricted considerably, and the individual refinancing of short-term bank loans has been delayed. Since liquid assets and the cash provided by future operations would be insufficient to meet current bank debt payments, the

Company is refinancing its bank debt of about US$ 950,000,000. If refinancing efforts do not succeed, the Company may suffer a liquidity crisis that would impair its ability to repay the short-term debt, creditors may claim these payments, and the Company may be forced to restructure its liabilities or reorganize or liquidate certain assets. In addition, the Company may not be able to make capital expenditures as planned, which may in turn affect production volumes, future revenues, and the development of its hydrocarbon reserves. The accompanying consolidated financial statements have been prepared by Company's management on the assumption that the refinancing plan will be completed successfully, and therefore they do not contain any adjustments or reclassifications that would otherwise be required. The accompanying consolidated financial statements should be read taking into account the issues mentioned above.

As described in note 11.e) to the accompanying consolidated financial statements, Perez Companc International S.A. (a subsidiary incorporated in Bolivia) issued a promissory note for about US$ 105,000,000, maturing June 10, 2002, in connection with the acquisition of PCI Power Edesur Holding Ltd., the current payee of which is a financial trust organized in Argentina. Under Presidential Decrees No. 214/02 and 704/02 related to the de-dollarization of certain obligations, such company understands that the promissory note should be paid by delivering about Argentine pesos 105,000,000, while financial trust holders understand that it should be paid by delivering about US$ 105,000,000. As of June 30, 2002, the Company carries a liability of about Argentine pesos 105,000,000, and the difference in dispute amounts to about Argentine pesos 294,000,000. In July 2002, the financial trust holders started legal action against Perez Companc International S.A., the outcome of which is uncertain.

As further described in note 7.V to the accompanying consolidated financial statements, the recently-implemented economic measures have significantly affected the financial position of certain affiliates, and raised the following uncertainties: a) in Transportadora de Gas del Sur S.A., in relation to the outcome of the renegotiation of the license and certain covenants of loan agreements, and in Compañía de Inversiones de Energía S.A., in relation to future cash flows, the recoverability of the value of assets and the outcome of the debt restructuring, all circumstances that generate substantial doubt about the ability of such companies to continue as a going concern; b) in Compañía Inversora en Transmisión Eléctrica Citelec S.A., in relation to the outcome of the renegotiation of the concession agreements held by its subsidiaries, future cash flows, the recoverability of the value of assets, and the outcome of the debt restructuring; and c) in Hidroneuquén S.A., in relation to future cash flows required to repay its debts. Consequently, the Company may not be able to recover the carrying value of such investments, amounting to Argentine pesos 102,000,000 as of June 30, 2002. The accompanying consolidated financial statements do not include any reserve for investment losses that may result from an unfavorable outcome of these uncertainties.

Based on our review, except for the effect of such adjustments on the financial statements as of June 30, 2002, if any, as might have been required had there been no limitation in the scope of our work described in the fifth paragraph, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with the Business Association Law, the pertinent regulations of the National Securities Commission and generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Buenos Aires, Argentina
August 8, 2002

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol.1 - F°8

DANIEL G.MINENNA
Partner
C.P.A. Buenos Aires University
C.P.C.E.C.A.B.A. Vol.175 - F°221

PECOM ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Stated in millions of Argentine pesos - See Note 2.c)

	2002	2001
Net sales	2,012	1,605
Costs of sales (Note 19.b)	(1,254)	(1,092)
Gross profit	758	513
Administrative and selling expenses (Note 19.d)	(238)	(207)
Exploration expenses (Note 19.d)	(12)	(14)
Equity in operating earnings of affiliates (Note 7.b)	112	233
Other operating income, net (Note 13.c)	11	22
Operating income	631	547
Other income, net (Note 13.d)	21	204
Equity in non-operating earnings of affiliates (Note 7.c)	(863)	(121)
Financial income (expense) and holding gains (losses) (Note 10)	(638)	(180)
(Loss) income before income tax and minority interest in subsidiaries	(849)	450
Income tax provision	(75)	(12)
Minority interest in subsidiaries	(5)	(2)
Net (loss) income	(929)	436

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
(Stated in millions of Argentine pesos - See Note 2.c)

	2002	2001
CURRENT ASSETS		
Cash	102	112
Investments (Note 7.a)	1,011	473
Trade receivables	930	790
Other receivables (Note 13.a)	717	352
Inventories (Note 6)	403	409
Total current assets	3,163	2,136
NONCURRENT ASSETS		
Trade receivables	17	10
Other receivables (Note 13.a)	56	288
Inventories (Note 6)	162	188
Investments (Note 7.a)	1,688	2,373
Property, plant & equipment (Note 19.a)	9,710	6,815
Other assets	17	12
Total noncurrent assets	11,650	9,686
Total assets	14,813	11,822
CURRENT LIABILITIES		
Accounts payable	562	534
Short-term debt (Note 10)	3,683	1,716
Payroll and social security taxes	41	67
Taxes payable	121	92
Other liabilities (Note 13.b)	419	323
Total current liabilities	4,826	2,732
NONCURRENT LIABILITIES		
Accounts payable	2	6
Long-term debt (Note 10)	5,081	3,202
Other liabilities (Note 13.b)	222	53
Reserves (Note 11.g)	48	49
Total noncurrent liabilities	5,353	3,310
Total liabilities	10,179	6,042
MINORITY INTEREST IN SUBSIDIARIES	52	33
SHAREHOLDERS' EQUITY (Per respective statements)	4,582	5,747
	14,813	11,822

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Stated in millions of Argentine pesos - See Note 2.c)

	2002						2001
	Capital stock			Retained earnings			
	Capital stock	Adjustment to capital stock	Additional paid-in capital on sales of own stock (a)	Legal reserve	Unappropriated retained earnings	Total	Total
Balances at beginning of the year	779	745	51	305	3.631	5.511	5.432
Regular Shareholders' Meeting decision of April 9, 2001:							
Distribution of unappropriated retained earnings:							
- Cash dividends	-	-	-	-	-	-	(121)
Net (loss) income	-	-	-	-	(929)	(929)	436
Balances at end of the period	779	745	51	305	2.702	4.582	5.747

(a) See Note 3.i).

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (a)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Stated in millions of Argentine pesos - See Note 2.c)

	2002	2001
Cash provided by (used in) operations:		
Net (loss) income	(929)	436
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	5	2
Equity in operating earnings of affiliates	(112)	(233)
Equity in non-operating earnings of affiliates	863	121
Income on current investment other than cash and cash equivalents	(43)	(2)
Financial (income) expense, net	470	-
Dividends collected (Note 7.d)	4	67
Depreciation of property, plant & equipment	456	288
Amortization of other assets	1	4
Income from sale of Pecom Agra S.A.	(71)	-
Income from assets exchange	-	(223)
Reserves	10	2
Other	(15)	12
Changes in assets and liabilities:		
Trade receivables	(148)	12
Other receivables	(19)	(45)
Inventories	(47)	(61)
Accounts payable	(75)	(8)
Payroll and social security taxes	(28)	-
Taxes payable	57	(31)
Other liabilities	66	(31)
Interest payable	5	6
	450	316
Payments of derivative instruments, net	(315)	(43)
Net cash provided by operations	135	273
Cash used in investing activities:		
Net increase in investments other than cash and cash equivalents	(8)	(37)
Acquisition of property, plant & equipment and interest in companies and oil and gas areas	(307)	(558)
Contributions and advances to unconsolidated affiliates	(93)	(231)
Return of dividends collected	(5)	-
Net cash used in investing activities	(413)	(826)
Cash (used in) provided by financing activities:		
Net (decrease) increase in short-term debt	(92)	528
Payments of long-term debt	(865)	(225)
Increase in long-term debt	109	430
Cash dividends paid	-	(123)
Net cash (used in) provided by financing activities	(848)	610
Devaluation and inflation effect on cash	781	-
(Decrease) increase in cash	(345)	57
Cash and cash equivalents at beginning	1,117	503
Cash and cash equivalents at end	772	560

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PECOM ENERGIA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Pecom Energía S.A.'s merger with Petrolera Patagónica S.A., Südelektra Argentina S.A. and Quintana Exploration Argentina S.A.

The Special Shareholders' Meetings of Pecom Energía S.A. ("the Company" or "Pecom Energía"), Petrolera Patagónica S.A., Südelektra Argentina S.A. and Quintana Exploration Argentina S.A, held on December 17, 2001, unanimously approved the merger agreement whereby the latter companies would be merged with and into Pecom Energía. The agreement fixed December 31, 2001, as the effective date of such merger for accounting purposes.

2. Basis of presentation

Pecom Energía's consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP"), and the regulations of the Argentine Securities Commission ("Comisión Nacional de Valores" or "CNV").

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. Consolidated financial statements need only be included as supplementary information. For the purpose of these statements, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission of the United States of America ("SEC").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

On December 21, 2001, the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") approved new accounting standards - Technical Resolutions Nos. 16 to 19 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with certain changes - that amend those currently effective regarding assets and liabilities valuation methods, the treatment of issues not included before, and new disclosure requirements to prepare financial statements. These standards are effective for fiscal years beginning on and after July 1, 2002.

Among other issues, the new accounting standards provide: (i) express prohibitions to capitalize certain deferred charges and transition standards for the accounting treatment of intangible assets booked under previous standards which do not qualify as such under new ones, (ii) the mandatory application of the deferred tax method as well as measuring deferred assets and liabilities balances on a discounted basis, (iii) changes in the frequency and methodology to compare assets with recoverable values, (iv) changes in capitalizing financial costs arising from third-party capital to assets with prolonged production or construction processes, and (v) using discounted values to measure certain receivables and payables. Applying the new accounting standards may affect prior periods income.

The effects of applying the new standards on the Company's financial statements had not been assessed as of the issuance date of these financial statements.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 4 of the FACPCE, Pecom Energía has consolidated line by line its balance sheets as of June 30, 2002 and 2001, and its statements of income and cash flows for the six-month periods then ended, with the financial statements of the companies in which it holds more than 50% of the voting interest.

Once the Company has ceased to have a controlling interest in a company, it modifies the comparative financial statements retroactively, deconsolidating the investment and accounting for it by the equity method.

As per the previously mentioned regulations, payables and receivables and the transactions carried out between members of the consolidated group have been eliminated from the consolidation. Intercompany gain (loss) included in final asset balances have been eliminated by the proportion related to the majority share. The interest held by minority shareholders in subsidiaries was duly segregated.

The data reflecting subsidiaries and affiliates is disclosed in Note 19.e).

b) Financial statements used for consolidation

For consolidation purposes, the Company has used special financial statements of the subsidiaries as of June 30, 2002 and 2001, adapted to the reporting period of the parent company.

The financial statements of subsidiaries have been prepared or adapted to accounting policies consistent with those applied by the Company to prepare its own financial statements.

c) Restatement in constant money

The Company discloses its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolution No. 415.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995. As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

Considering that Argentine economy no longer presents a monetary stability context, on March 6, 2002, the CPCECABA approved the Resolution M.D. No. 3/2002, providing, among other aspects, the reinstatement of the adjustment-for-inflation method for fiscal years or interim periods ending as from March 31, 2002, inclusive; it also states that the accounting measurements restated based on the change in the purchasing power of Argentine peso until the adjustments were interrupted as well as those whose original dates are within the stability period are considered as restated in December 2001 currency.

The CNV, through General Resolution No. 415 dated July 25, 2002, required that information adjusted for inflation should be recorded in the financial statements to be filed subsequently to the date on which such regulation became effective. Consequently, as from such period, the Company started to apply inflation accounting. The consolidated financial statements for the six-month period ended June 30, 2001, presented for comparative purposes, were restated at current period-end currency.

The restatement in constant pesos method should be applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 3.k), which represent an anticipation of the effects of variations in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company's direct interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Foreign currency translation

The Company applies the "Convert-Adjust" method provided for in Technical Resolution No. 13 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

Firstly, foreign transactions are remeasured into US dollars since such is the functional currency for such transactions as follows:

- Assets and liabilities stated at current values were converted at the closing exchange rates.
- Assets and liabilities and revenues and expenses measured at cost, were converted at the historical exchange rates.

Once the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using a current rate.
- Revenues and expenses are translated at historical exchange rates.

The peso-denominated amounts resulting from such transactions have been restated into constant money by application of Technical Resolution No. 6 of the FACPCE.

Gain (loss) from remeasurement as well as translation is charged to income in the "Financial income (expense) and holding gains (losses)" account.

3. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 19.c).

b) Inventories:

Crude oil stock: at reproduction cost, including gain (loss) from hedging instruments.

Materials: of high-turnover, at replacement cost: low-turnover, at the last purchase price, restated in constant money.

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable.

Timber: recognizing organic growth, taking into account the following stages:

· 1st Stage-Young plantings: valued at incurred cost, restated in constant money, increased by an annual growth rate determined on the basis of the historical average growth of the Company's plantations.

· 2nd Stage-Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

Forestry products: at replacement or reproduction cost, as applicable.

Farming products: a) Seeding: at production cost.
b) Livestock and cereals: at net realizable value.

The carrying amount of these assets, does not exceed their recoverable value.

Timber and livestock that need more than one year from the date of the balance sheet to reach commercial status have been classified as noncurrent inventories.

c) *Investments:*

Listed shares and government securities:

- Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income.

- Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of June 30, 2002, the market value of these securities amounted to 3 and their book value amounted to 10.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 6 and a market value of 2. Such decree established that national and provincial debt in the form of government securities could be voluntarily converted into loans or federal bonds guaranteed by tax collections. Should the Argentine Government not settle such securities duly and timely, creditors may offset unpaid balances against the tax obligations arising from the taxes used as a guarantee. As of the issuance date of these financial statements, the formalities of the conversion process had not been officially established.

Federal Executive Decree No. 471/2002 established that federal, provincial, and municipal sectors debt in foreign currency, effective as of February 3, 2002, and only subject to Argentine law, would be converted into pesos at the Ps. 1.40 = US$ 1 exchange rate and adjusted by the benchmark stabilization coefficient; in addition, such decree established a new interest rate as from such date.

Certificates of deposit, unlisted government securities and loans to affiliates: at face value plus accrued interest.

Investments in mutual funds: at the Company's interest on the funds' net assets, valued at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates, the Company has used special financial statements from affiliates as of June 30, 2002 and 2001, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments. Equity in earnings of affiliates related to financial income (expense) and holding gains (losses) and income tax, as well as those related to events or transactions entered into as part of the normal course of business, although unusual in nature, are excluded from the determination of operating income and are disclosed as "Equity in non-operating earnings of affiliates".

At the effectiveness of Law No. 25,063, dividends in cash and in-kind received by the Company for its investments in other companies in excess of the accumulated taxable income held by them upon its distribution will be subject to a 35% withholding income tax as sole and final payment.

As of June 30, 2002, the Company has not booked a charge for this tax because it estimates that dividends arising from equity method investees will not exceed taxable income.

The Company follows the policy of providing allowances for losses on its investments whenever recoverability becomes doubtful.

Shares — Other:

Perez Companc S.A.'s shares, acquired for the purpose of hedging mentioned in Note 14.b), at their listed price on the reference market at the end of the period.

Other shares – interests in affiliates in which it does not exercise significant influence: at acquisition cost restated in constant money up to the value obtained by the equity method.

d) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation. Property, plant & equipment related to foreign transactions have been converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 2.e).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the unit of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves, as estimated by the Company. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated

proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates, according to the units of production method.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2001 and 2000, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. The Company reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, the Company compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

The Company's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

As stated in CNV General Resolution No. 398 (see note 3.k), the acquisition cost of property, plant & equipment located in Argentina includes the exchange differences from the foreign currency obligations which directly funded property, plant & equipment acquisitions. As of June 30, 2002, such assets included negative exchange differences net of depreciation in the amount of 86.

The carrying value of property, plant & equipment, taken as a whole, does not exceed its recoverable value.

e) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company's commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required. For oil and gas production properties, a provision is made through depreciation expenses for anticipated abandonment and restoration costs at the end of the property's useful life.

The Company records the gross amount of its liability based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company's own internal environmental policies.

f) Income tax, tax on minimum presumed income and royalties:

The Company and its subsidiaries accrue the income tax payable on unconsolidated basis, applying the effective statutory tax rate to the period's taxable income without considering temporary differences between the accounting and taxable income.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at a rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

Within the framework of Law No. 25,414, the Competitiveness and Employment Generation Agreement for the Chemical and Petrochemical industry was approved by Decree No. 1436/2001. Under such agreement, the Company obtained a 50% relief from tax on minimum presumed income for assets used in such segment.

In the period ended June 30, 2002, the Company has not accrued income tax since a tax loss was estimated. However, and considering that the tax on minimum presumed income credit recoverability prospects were adversely affected by the significant devaluation of the peso and by the increased uncertainty of the current economic environment in Argentina, in the period ended June 30, 2002 the Company charged to income the tax on minimum presumed income accrual totaling 10 disclosed in the "Income tax provision" account.

For the operations in Argentina, Venezuela, Perú and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and as from January 1, 2001, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

As of June 30, 2002, the Company has a consolidated tax loss carryforward that, calculated at the effective rate, represents a contingent asset of approximately 1,412, that may be applied to offset future taxable income in the amounts of 22, 20 and 24 up to 2002, 2003 and 2004, respectively, and 1,346 beyond 2004.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Perú and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 19.d).

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Argentine Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

g) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company's management based on the opinion of the Company's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company's business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 11.

h) Minority interest in subsidiaries:

Minority interest in the consolidated balance sheets and in the consolidated statements of income and cash flows reflects the minority owners' share of shareholders' equity, results of operations and capital transactions, respectively, in subsidiaries.

i) Additional paid-in capital on sales of own stock:

The additional paid-in capital on sales of own stock, disclosed in the statement of changes in shareholders' equity, represents the difference between the selling price and the respective acquisition cost of Company's shares.

j) Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

k) Financial income (expense) and holding gains (losses):

The Financial income (expense) and holding gains (losses) account discloses the following items, as detailed in Note 10:

- Nominal financial income (expense), exchange differences and gain (loss) on changes in the listed price of government securities and shares, at their face value restated into constant money as of the end of each period.
- Gain (loss) from remeasurement and translation of transactions in foreign countries, in real terms.
- Holding gains (losses) on revaluation of inventories at replacement cost, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As indicated above, as of June 30, 2002, the Company capitalized in property, plant & equipment cost, exchange differences, with a 86 net book value. In addition, it capitalized 164 on such account from the interest in affiliates.

l) Shareholders – equity accounts:

They were restated into constant money as of period-end, except for "Capital stock" that represents subscribed and paid-in capital. The adjustment arising from the restatement into constant money is disclosed under "Adjustment to capital stock".

4. Oil and gas areas and participation in joint ventures

As of June 30, 2002, the Company and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 19.f). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 19.g).

The production areas in Argentina and Perú indicated in Note 19.f) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$5.42 per barrel as of June 30, 2002, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$19.07 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas will be paid a fee for the operation services rendered, which will cover the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that will cover investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Assets exchange

In February 2001, the Company concluded an asset exchange, which had economic effects as from January 1, 2001. Under the exchange terms: (i) the Company incorporated interest in the Santa Cruz I (30%) and Santa Cruz II (62.2%) joint ventures; (ii) in contrast, the Company and its subsidiary, Perez Companc International S.A., conveyed their 50% interest in the Manantiales Behr and Restinga Ali areas, together with the 40.5% holding in Andina Corporation, holder of 50% of Empresa Petrolera Andina S.A. (Bolivia). In May 2001, the Federal Anti-trust Board approved such exchange. This transaction generated an income of 223.

Acquisition of the interest in Block 18

In June 2001, the Company acquired 100% interest in Ecuadortlc S.A., the company which owns 70% of Block 18. Such block is an exploration area located in the northeast of Ecuador, which has a significant light crude oil potential. Currently, the block is in the exploration stage, which ends August 2002. The initial concession period for Block 18 will last twenty years as from the approval of the Development Plan by Ecuador's Energy and Mining Department. The price of the stock has been temporarily set at US$52 million and will be adjusted according to the royalty percentage to be established by Petroecuador for future exploitation of the area.

Investment commitments

The Company operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of June 30, 2002, are approximately US$ 28 million through 2005.

5. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the period ended June 30, 2002, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Repsol - YPF Trading y Transporte S.A. and Petrobras, and represented about 18%, 8%, 7% and 6%, respectively, of sales for such period, before computing any gain (loss) from hedging transactions.

Sales for the period ended June 30, 2001, were made mainly to Petróleos de Venezuela S.A., Repsol-YPF Trading y Transporte S.A., Petroperú Petróleos del Perú S.A. and Petrobras, and represented about 12%, 7%, 6% and 4%, respectively, of sales for such period, before computing any gain (loss) from hedging transactions.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

6. Inventories

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Crude oil stock	30	-	37	-
Materials	175	2	135	2
Farming and forestry products	40	14	35	26
Timber	6	146	4	160
Work in progress and finished products - electricity	12	-	16	-
Work in progress and finished products - refining and petrochemical	122	-	176	-
Prepayments to vendors	15	-	10	-
Other	6	-	-	-
Reserve for materials' obsolescence (Note 11.g)	(3)	-	(4)	-
	403	162	409	188

7. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of June 30, 2002 and 2001, and for the periods then ended, are as follows:

a. Investments

	2002		2001
	Cost	Book value	Book value
Current Investments			
Government securities	23	23	8
Certificates of deposit	177	177	276
Mutual funds	340	340	168
Loans to unconsolidated affiliates (Note 15)	179	179	20
Cerro Vanguardia S.A.	86	159	-
Other	133	133	1
	938	1,011	473

Name and issuer	2002 Description of securities Face value	Amount	Cost	Book Value	2001 Book Value
Noncurrent Investments					
Government securities	-	-	35	57	45
Shares - Perez Companc S.A. (1)	$ 1	9,483,623	29	16	25
Loans to unconsolidated affiliates (Note 15)	-	-	3	3	68
Loans	-	-	259	259	104
Equity in affiliates					
Cia. de Inversiones de Energía S.A (2)	$ 1	129,429,046	534	-	509
Cerro Vanguardia S.A.	-	-	-	-	94
Citelec S.A. (2) (3)	$ 1	73,154,437	265	57	225
Coroil S.A.	Bs 1,000	490	45	88	39
Distrilec Inversora S.A.	$ 1	241,341,830	612	573	640
Empresa Boliviana de Refinación S.A.	SBL 1,000	178,752	91	142	43
Enron de Inversiones de Energía S.C.A. (2)	$ 1	18,882,578	55	7	65
Hidroneuquén S.A. (3)	$ 10	25,744,097	23	23	-
Inversora Mata S.A.	Bs 1,000	490	54	124	53
Oleoducto de Crudos Pesados Ltd.	US$ 0.01	31,500	29	92	25
Oleoductos del Valle S.A.	$ 10	2,542,716	55	76	67
Pecom Agra S.A. (3)	-	-	-	-	53
Petrolera Perez Companc S.A.	$ 1	96,050	2	35	37
Petroquímica Cuyo S.A.	$ 0.083	240,000,000	39	27	41
Refinería del Norte S.A.	$ 10	2,610,809	57	66	70
Terminales Marítimas Patagónicas S.A.	-	-	-	-	12
Transportadora de Gas del Sur S.A. (2)	$ 1	39,527,875	96	15	133
Yacylec S.A.	$ 0.1	100,000,000	22	23	23
Other	-	-	4	5	2
			2,309	1,688	2,373

(1) See Note 14.b.
(2) See Note 7.V.
(3) See Note 7.IV.

b. Equity in operating earnings of affiliates

	2002	2001
Cerro Vanguardia S.A.	55	8
Cia. de Inversiones de Energia S.A.	-	81
Citelec S.A.	-	23
Distrilec Inversora S.A.	17	43
Empresa Boliviana de Refinación S.A.	1	4
Enron de Inversiones de Energia S.C.A.	-	7
Oleductos del Valle S.A.	6	10
Pecom Agra S.A.	-	14
Petrolera Perez Companc S.A.	9	8
Petroquímica Cuyo S.A.	8	1
Refinería del Norte S.A.	13	10
Transportadora de Gas del Sur S.A.	-	16
Yacylec S.A.	3	4
Other	-	4
	112	233

c. Equity in non-operating earnings of affiliates

	2002	2001
Cerro Vanguardia S.A.	(2)	(2)
Cía. de Inversiones de Energía S.A.	(364)	(57)
Citelec S.A.	(232)	(16)
Distrilec Inversora S.A.	(87)	(20)
Empresa Boliviana de Refinación S.A.	(5)	-
Enron de Inversiones de Energía S.C.A.	(43)	(4)
Oleoductos del Valle S.A.	6	(4)
Pecom Agra S.A.	-	(2)
Petrolera Perez Companc S.A.	(6)	(2)
Petroquímica Cuyo S.A.	(19)	-
Refinería del Norte S.A.	(18)	(4)
Transportadora de Gas del Sur S.A.	(90)	(8)
Yacylec S.A.	(4)	(1)
Other	1	(1)
	(863)	(121)

d. Dividends collected from affiliates

	2002	2001
Citelec S.A.	-	6
Cía. de Inversiones de Energía S.A.	-	14
Distrilec Inversora S.A.	-	27
Oleoductos del Valle S.A.	-	6
Transportadora de Gas del Sur S.A.	-	6
Petrolera Perez Companc S.A.	4	2
Yacylec S.A.	-	2
Other	-	4
	4	67

I. Interests in unconsolidated affiliates with transfer restrictions:

a) Distrilec Inversora S.A. ("Distrilec"):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

b) Cía. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS"), may not sell its Class "A" shares representing 51% of CIESA's capital stock, without the prior authorization of the regulatory agency.

c) Compañía Inversora en Transmisión Eléctrica S.A. ("Citelec"):

In its capacity as a shareholder of Citelec, the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

In addition, prior to August 2002, Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. After that date, prior approval by the ENRE will be required.

d) Yacylec S.A. ("Yacylec"):

Yacylec's shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of US$ 7 million and from Banco Exterior de España S.A. and Banco de Crédito Italiano of US$ 4 million each of them, in any cases with prior authorization of the ENRE.

II. Enecor S.A.

Enecor S.A.'s shareholders are precluded from changing or selling the majority shareholding (Class "A" shares) until June 2003. During such period, only the Class "B" shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III. Interest in Oleoducto de Crudos Pesados Ltd. ("OCP") in Ecuador

Through its subsidiary Perez Companc International S.A., the Company became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline will have a transportation capacity of 450,000 barrels per day.

The total cost of the oil pipeline is estimated at about US$ 1.1 billion, which will be financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. To secure compliance of the capital contribution commitments, and in its capacity as shareholder, and with OCP's financial obligations, in its capacity as client through Perez Companc Ecuador, the Company obtained letters of credit for a total amount of about US$ 200 million, which must be maintained effective for the term over which such commitments are enforceable. Currently, the Company maintains letters of credit with quarterly maturity. If as of the next maturity, November 1, 2002, such letters of credit are not renewed, OCP may enforce the exercise of such instruments.

Regarding the future exploitation of Blocks 18 and 31, the Company, through Perez Companc Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 barrels per day, for a term of 15 years as from commencement of OCP operations. The Company, as well as the remaining producers, shall pay a "ship or pay" fee that will cover, among others, OCP's operating costs and financial services.

To the date of these consolidated financial statements, commencement of operations at the pipeline has been delayed as compared to the original estimates due to the occurrence of a number of events beyond the company's control. On the basis of the nature and periodic occurrence of such events, which include demonstrations by environmentalists and community groups, commencement of operations may be delayed again.

Notwithstanding the above, there is the possibility that at the beginning of the pipeline operations the Company's oil production contributed by Blocks 18 and 31 may be below the transportation capacity hired due to delays in the development plan for Block 31 due to the overall reduction of the Company's investment plan. Even in such case, the Company must comply with its obligation on the basis of the full volume of oil contracted.

Although risks conditioning the conclusion of the works at the pipeline and uncertainties about the development of production at Block 31 are sensitive, as of June 30, 2002, the Company has, on the basis of a prudent criterion, written off 29 representing contingent losses arising from the oil transportation contractual commitment. In a worst-case scenario, the maximum contingent loss would amount to 122.

IV. Assets exchange

The Regular Shareholders' Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i) Pecom Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represents a gain of 71.

ii) IRHE (Argentine Branch) and GENTISUR S.A. transfered to Pecom Energía:
- 0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;
- 7.5% interest in Citelec, parent of Transener S.A., in the amount of US$ 15 million;
- 9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

V. Situation of the interests in CIESA, TGS, Transener, Citelec, and Enron de Inversiones de Energía S.C.A. ("Edidesca") in the light of the new economic framework

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations. Therefore, Ciesa and Transener have declared their default and intend to restructure their debts.

The Law on Public Emergency imposed on public utility companies the obligation to renegotiate existing contracts with the Argentine Government without interrupting service provision.

The effect generated by the measures adopted by the Argentine Government on the financial statements of CIESA, TGS, Transener and Citelec were recognized according to the assessments and estimated conducted by the management of such companies. Actual future results may differ from the assessments and evaluation conducted by management, and the differences may be significant. Therefore, the financial statements of such companies might not report all adjustments that will arise from such situation.

As of June 30, 2002, CIESA, TGS, Transener and Citelec reported positive shareholders' equity after capitalizing not only exchange differences resulting from direct financing, in line with the method applied by the Company, but also by capitalizing other permitted exchange differences. For purposes of consolidating the criterion applied, prior to calculation of the related values under the equity method, the Company made the related adjustments.

On the basis of the above and capitalizing only the exchange differences related to direct financing, the interest in Ciesa would have represented a negative shareholders' equity of 348, calculated under the equity method. However and since the Company has not assumed commitments to making capital contributions of providing financial assistance to its affiliates, such shareholding was value at zero value, limiting the recognition of losses related to such book value. The Company will not book income (loss) so long as the related value, calculated under the equity method, results in a positive shareholders ' equity again.

As of June 30, 2002, the valuation of investments in TGS and Citelec is 15 and 57 respectively, which do not include the adjustments that may arise from such adverse conditions.

Considering all the uncertainties affecting the business of such companies, as of June 30, 2002, the Company disclosed all the income (loss) arising from the direct and indirect interests in TGS, including such interest related to Ciesa, and in Citelec as non-operating income (loss), and did not segregate the related operating portion. Such criterion will be maintained so long as uncertainties still affect the future evolution of such business. In the six-month period ended June 30, 2001, the operating income contributed by such interests totaled 127.

8. Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of June 30, 2002, the Company accrued an income of 10, of which 2 corresponds to the six-month period ended on said date.

Pecom Energía granted a bank guarantee in the amount of 25 to secure reimbursement of the amount received as described above, in the event that the concession granted to the Company has to be terminated for failure to comply with contractual duties.

9. Hedging and other derivatives

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs. If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than "A" granted by Standard & Poor's or "A2" by Moody's Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

a) Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (losses) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of June 30, 2002, the Company and its subsidiaries have oil hedge agreements for year 2002, where hedging prices and volumes vary according to WTI price. The hedging volume is about 45,500bbl/d for WTI prices below 15US$/bbl, the hedging price amounts to about 15.97US$/bbl. For prices equal to or above 15US$/bbl and below or equal to 23US$/bbl, the hedging price is about 17.36US$/bbl. For WTI prices equal to 24US$/bbl, the hedging price is about 17.84US$/bbl. For WTI prices equal to 25US$/bbl, the hedging price is about 18.55US$/bbl. For WTI prices above 25US$/bbl, the hedging price increases by US$1 per each US$1 increased over WTI. The premiums paid were distributed among each hedging price.

For year 2003, hedging structure is more flexible. For WTI prices below 20US$/bbl, the hedging price is about 19.53US$/bbl and the hedging volume amounts to 55,000 bbl/d. For WTI prices equal to or above 20US$/bbl and below 21US$/bbl, the hedging price is about 18.14US$/bbl and the hedging volume decreases to 30,000 bbl/d. For WTI prices equal to or above 21US$/bbl and equal to or below 27US$/bbl, the hedging price is about 19.51US$/bbl and the hedging volume decreases to 5,000 bbl/d. For WTI prices above 27US$/bbl, the hedging volume increases to 40,000 bbl/d and the hedging price is about 25.05US$/bbl. The premiums paid were distributed among each reported price. Additionally, there are options with a contingent premium whose value depends on the WTI price. The value of such premiums payable varies from 0 to US$7 million for WTI prices among 20US$/bbl and 27US$/bbl, respectively. For WTI prices equal to or below 20US$/bbl, the contingent premium is zero.

For the period from January 2003 through December 2005, the Company and its subsidiaries carry sold options for an approximate volume of 20.1 million barrels (an average of 18,300 bbl/d) at an average exercise price of 19.71US$/bbl.

The portion of hedging instruments accrued in the periods ended June 30, 2002, and 2001, represented increased stock in the amount of 6 and 8 and decreased sales in the amount of 149 and 190, respectively.

The unpaid accrued portion of hedging instruments used by Pecom Energía and its subsidiaries, as of June 30, 2002, is 117. In addition, the fair value of the beforementioned contracts would represent a credit available to counterparties in the amount of 547. To that effect, as of June 30, 2002, the Company had derivative anticipated payments for 357 and, additionally, stand-by credit letters available to counterparties totaling 152. This does not amount to a definite liability for Pecom Energía and it does not necessarily constitute an indicator of future expense. The assessment of the effects of these positions should include the hedged exposure, since any possible change in its value would be offset by the appropriate appreciation of the hedged risk.

b) Hedge of interest rates and foreign exchange rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates and to changes in foreign exchange rates, other than US dollars.

Historically, the Company's policy has been to finance its activities in the same currency as that of the funds generated on a primary basis thus reducing its exposure to foreign currency risk. Despite the above, the Company has issued several debt instruments stated in different currencies, which were placed on several markets and at fixed or variable rates. As part of its market risk management strategy, the Company has converted into US dollars the debt stated in other currencies through derivatives aimed at designing a natural hedge through its revenues. Within the economic, financial, and regulatory context effective through December 31, 2001, a substantial portion of the Company's and its affiliates' revenues were directly or indirectly denominated in US dollars.

While Convertibility Law was in force (whereby the peso was pegged at parity to the US dollar), such derivatives showed that they were related to the hedged risk exposure in pesos thus qualifying to be included in hedge accounting. Therefore, the positions hedged were denominated in US dollars and the results generated by such instruments were deferred and booked symmetrically with the results generated by the hedged position.

As from the enactment of Public Emergency and Exchange System Reform Law and the subsequent devaluation of the Argentine peso, such transactions showed that they were not effective to cover the exposure at the variability of cash flows in Argentine pesos, departing from the accounting methods for them to be qualified as hedge. So such instruments have been valued at market value charging to income the changes in the market value of the derivative subsequent to the end of the hedge.

As of June 30, 2002, the hedging instruments were as follows:

- Agreement for the purpose of hedging Class C notes exposed to fluctuations in the LIBOR rate, fixes the rate at 7.93% per annum.

- Cross currency interest rate swap, in order to have protection with respect to interest rate and foreign exchange rate of debt in yens, converting such debt into US dollars at a rate of 113.94 yens per US dollar with a floating interest rate (LIBOR), for a face value of US$90, and with a fixed interest rate of 7.5%, for a face value of US$20.

10. Financing

The detail of debt as of June 30, 2002 and 2001, is as follows:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Financial Institutions	2,326	559	675	1,084
Investment agreement with IFC	86	247	33	170
Debt with IIC	-	-	4	-
Syndicated Loan	-	-	587	-
Notes	1,271	4,275	417	1,948
	3,683	5,081	1,716	3,202

I. Global Programs of nonconvertible notes

a) US$2.5 billion program

The Regular Shareholders' Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency. Later, the Regular and Special Shareholders' Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002, of the CNV, which authorize the issuance of Notes during the term of five years from May 4, 1998, through May 4, 2003.

During its effective term, the program enables the issuance of notes with amortization terms not shorter than 7 days, with or without interest, at fixed or variable interest rate. Unless established in the issuance terms and conditions, the notes will not be secured or subordinated.

As of June 30, 2002, the following classes were outstanding under this program:

- Class B, for US$ 200 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

- Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C notes shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company's choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company's exposure to the price of WTI, the effect of the above is economically and financially neutral.

- Class D, for US$ 157 million, payable in a single installment in November 2002, at LIBOR plus 3.50%.

- Class E, for US$ 35 million, maturing on March 21, 2003, at a 6.75% fixed annual rate. Should the Argentine government impose restrictions on the convertibility or transfer of US dollars, the Company may settle its obligations by making its payment in pesos, calculated at the free exchange rate effective on the day prior to the maturity date.

b) US$1.2 billion program

As of June 30, 2002, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

- Fourth Series, for US$ 300 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

- Sixth Series, for US$ 400 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

c) US$200 million program

As of June 30, 2002, under the global medium-term program issued originally by PASA (later merged by the Company), a serie for US$97 million is outstanding at a 7.875% fixed annual interest rate, payable in a single installment in August 2002.

The Company's Regular Shareholders' Meeting held on April 9, 2001, provided for the settlement of this program so that only the effective issue will be maintained.

The proceeds from all issuances outstanding as of June 30, 2002, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances outstanding as of June 30, 2002 and 2001, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

II. Offer for the exchange of notes

On June 10, 2002, Pecom Energía made an offer to exchange four series of new corporate notes for four series of existing notes. The closing date for the exchange was July 31, 2002.

Through the exchange offer, Pecom Energía offered an exchange of US$ 997.5 million of existing notes, according to the following detail:

- For each portion of Notes at a 7.875% rate with a face value of US$ 1,000 maturing in August 2002, the Company offers US$ 150 in cash, plus new Notes with a face value of US$ 850 at a 7.875% rate, maturing in August 2005;

- For each portion of Notes at a 9% rate with a face value of US$ 1,000 maturing in January 2004, the Company offers US$ 100 in cash, plus new Notes with a face value of US$ 900 at a 9% rate, maturing in January 2007;

  For each portion of Notes at a 9% rate with a face value of US$ 1,000 maturing in May 2006, the Company offers US$ 70 in cash, plus new Notes with a face value of US$ 930 at a 9% rate, maturing in May 2009; and

- For each portion of Notes at a 8.125% rate with a face value of US$ 1,000 maturing in July 2007, the Company offers US$ 50 in cash, plus new Notes with a face value of US$ 950 at a 8.125% rate, maturing in July 2010.

According to the offers received by the noteholders, on August 1, 2002, Pecom Energía issued new notes with a face value of US$ 845.2 million, according to the following detail:

- Class F, at a 7.875% annual rate, for a face value of US$ 64,425,000 maturing in August 2005, subscribed by the holders of notes maturing in August 2002.

- Class G, at a 9% annual rate, for a face value of US$ 250,064,000 maturing in January 2007, subscribed by the holders of Fourth Series notes maturing in January 2004.

- Class H, at a 9% annual rate, for a face value of US$ 181,491,000 maturing in May 2009, subscribed by the holders of Class B notes maturing in May 2006.

- Class I, at a 8.125% annual rate, for a face value of US$ 349,238,000 maturing in July 2010, subscribed by the holders of Sixth Series notes maturing in July 2007.

As a result of the exchange offer, the residual amounts that remain outstanding of the notes have been reduced to reflect the amounts that have not been exchanged. The outstanding amount for notes included in the exchange offer and that has not been exchanged is:

- Fourth Series for a face value of US$ 300 million, maturing in January 2004, US$ 22,817,000.
- Class B for a face value of US$ 200 million maturing in May 2006, US$ 4,962,000.
- Sixth Series for a face value of US$ 400 million maturing in July 2007, US$ 32,578,000.

III. Refinancing of bank debts

The exchange offer described above is part of the overall refinancing of most of Pecom Energía's financial obligations. In the last months, the medium and long-term financing alternatives for the Company have been significantly restricted. Additionally, a substantial portion of the short-term debt represents debt that the Company has refinanced on a current basis due to the inability to obtain medium and long-term financing.

On the basis of the above, Pecom Energía has commenced negotiations with banks to refinance about US$ 950 million of short and long-term debts and letters of credit for long-term credit facilities.

As of the date of issuance of these financial statements, the Company received non-binding letters of intention from such banks, representing about 35% of the principal of the debt that the Company intends to refinance.

If the refinancing process is not successful, the Company may suffer a severe liquidity crisis that may affect its ability to repay principal and interest of the outstanding debt. Accordingly, the Company may be forced to restructure its liabilities and reorganize or liquidate certain assets. There is the possibility that the Company may not invest the projected capital expenditures, which would adversely affect future cash flows.

IV. Financing of the Genelba Electric Power Generation Plant

The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at the Company's option. As of June 30, 2002, the amounts outstanding from the financing of the plant were US$ 75 million, of which US$ 27 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

V. Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, the Company guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing guarantees. In addition, the Company, directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova's common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VI. Cross-default clauses

The notes issues under the exchange offer have cross-default clauses, under which the Trustee, according to the instructions received by the noteholders representing at least 25% of the related outstanding principal, may accelerate all amounts due if any indebtedness of the Company or its Significant Affiliates is not paid upon maturity, so long as such due and unpaid amounts exceed the higher of US$ 25 million or 1% of Pecom Energía shareholders' equity upon such maturity date and provided that the default is not cured within 30 days following receipt of default notice by the Company.

Class C, D and E notes issued under the US$ 2.5 billion program, as well as certain loan agreements, contain cross default clauses under which the Trustee or lender, as applicable, may accelerate all amounts due if any indebtedness of the Company is not paid upon maturity, so long as such due and unpaid amounts exceed an amount ranging from US$ 10 million to US$ 25 million, in absolute values, or 1% of the Pecom Energía shareholders' equity, in relative terms, upon such maturities.

The residual outstanding amount of the Fourth and Sixth Series and Class B notes do not contain cross default clauses, as unanimously decided by the special meetings held by noteholders on July 10, 2002.

Considering the financial effects of the exchange offer described in note 10.II, liabilities from long-term debt as of June 30, 2002, are made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions	22	US$	Libor+1.625
	17	$	Floating in Argentine peso
	77	Yens (1)	Libor+2.20
	58	Yens (1)	Libor+2.00
	48	US$	Libor+2.25
	29	Yens (1)	Libor+1.50 to 2.00
	76	US$	Libor+3.50
	84	US$	Libor+0.125
	54	US$	Libor+0.75
	86	US$	Libor+2.00
Investment agreement with IFC	233	US$	Libor+3.25
	14	US$	Libor+2.65
Notes			
1997 Series	245	US$ (2)	7.88
1997 Series Class D	1,037	US$ (2)	9.00
1997 Series Class F	1,450	US$ (2)	8.13
1999 Series Class B	707	US$ (2)	9.00
2001 Series Class C	836	US$	7.93
Other	8		
	5,081		

(1) See Note 3.c).
(2) See Note 10.II.

After the exchange offer described in note 10.II, the maturities of long-term debt as of June 30, 2002, and 2001, are as follows:

	2002	2001
From 1 to 2 years	772	622
From 2 to 3 years	837	917
From 3 to 4 years	226	303
From 4 to 5 years	97	507
Over 5 years	3,149	853
	5,081	3,202

Financial income (expense) and holding gains (losses) which include the financial cost of debt, are as follows:

	2002			2001		
	Generated by			Generated by		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Interest	36	(433)	(397)	27	(190)	(163)
Exchange difference	1,939	(9,544)	(7,605)	29	(33)	(4)
Gain (loss) due to exposure to inflation	(1,998)	6,447	4,449	-	-	-
Gain (loss) from remeasurement and translation	4,996	(2,073)	2,923	-	-	-
Indexation	2	(34)	(32)	-	-	-
Taxes on indebtedness	-	(3)	(3)	-	(10)	(10)
Other financial income (expense), net	12	(15)	(3)	5	(8)	(3)
Holding gains	30	-	30	-	-	-
	5,017	(5,655)	(638)	61	(241)	(180)

11. Contingencies and environmental matters

a) Stamp Tax Contingency

During 1998, the Company received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention). However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Provinces of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

Company's management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

The Company availed itself of the benefits under Decree No. 786/98 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company's financial position and the results of its operations.

b) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. The Company´s Management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had a material adverse impact on the Company's business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company's management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. As from 1993, the Company was granted over 60 certifications in the following areas: Environment (ISO 14001), Quality (ISO 9001), and Safety & Occupational Health (IRAM 3800/OHSAS 18001).

c) TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro and Santa Cruz, for an approximate amount of 739 (including interests and penalties) as of March 31, 2002 with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. The Federal Supreme Court dismissed the precautionary measures requested by TGS.

TGS's management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS's management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government. As regards the remaining assessments, TGS's management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in the interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) TGS rate adjustment

As per the terms and conditions of the Concession Agreement, TGS may increase on a half-year basis the rates in accordance with the changes in the US Product Price Index ("PPI"). In January 2000, ENARGAS, TGS and other gas transportation and distribution companies agreed to defer the PPI adjustment related to the first half of 2000. Decree No. 669 was issued in August 2000, providing that: (i) the adjustment related to the first half of 2000 could be billed retroactively; and (ii) any PPI future adjustment should be deferred to July 2002. Decree No. 669 allowed TGS to bill the latter adjustment to its customers as from July 2002. Such decree also enabled TGS to bill its customers a compensatory interest for the deferral in the transfer of PPI adjustments. Consistently with it and based on the rights to which it was entitled, TGS booked the related increases.

However, the de-dollarization and the elimination of indexing provisions from utility rates under Public Emergency and Exchange System Reform Law and of subsequent agreement renegotiation, the recoverability of credits was affected. Such credits resulted from the deferral of rate adjustments billings owing to variances in PPI.

Due to the current economic events and with effect on financial statements as from December 31, 2001, the board of directors of TGS decided to reverse income accrued in 2001 and 2000 due to application of the PPI, which represented a loss net of taxes of 78.

The new accounting method adopted does not entail TGS surrendering the rights and remedies expressly afforded to it by the Regulatory Framework. The above rights shall be upheld and exercised in all administrative or court proceedings to which TGS will resort to such end, even within the renegotiation process mentioned in Law 25,561.

As of June 30, 2001, TGS carried 72 of which 37 was related to income accrued during the first semester of 2001.

e) Settlement of the debt arising from the purchase of 10% of Distrilec

In June 1999, the Company, through its subsidiary Perez Companc International S.A., or PCI, acquired from Entergy a 10% interest in Distrilec for an amount of US$ 101 million. The related payment was documented through a promissory note issued by PCI and secured by Pecom Energía for the benefit of Entergy. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

According to Decree No. 214/02, and related rules issued under the framework of the Law on Public Emergency and Reform of the Foreign Exchange System, and the de-dollarization of payment obligations, such payment obligation in US dollars was switched into Argentine pesos.

Therefore, upon maturity of the promissory note on June 10, 2002, Pecom Energía together with PCI tendered to pay the principal and interest accrued in the amount of 105. However, payment was rejected by the Trustee on the basis that it received instructions from the noteholders to request settlement of the obligation in US dollars, on the basis of Decree No. 704/02 since the main obligor is PCI, a foreign company. The Company received notice from the Trustee declaring that the noteholders had requested the commencement of a mediation process.

According to Decree No. 704/02, payment obligations in foreign currency assumed by debtors residing or located abroad, payable with funds originated abroad to individuals or entities residing at or located in Argentina were excluded from the de-dollarization, even where Argentine law applies. However, in the opinion of the Company, this payment obligation is not included within the scope of Decree No. 704/02 since payment will not be made with funds originated abroad.

f) Executed agreements and warranties given

As of June 30, 2002, guarantees and collaterals, which are not disclosed in other notes, amounts to 80.

Likewise, as of December 31, 2001, the Company had executed agreements with vendors amounting to US$ 1.3 billion through the year 2018 and with customers in the amount of US$ 1.25 billion through 2019. In addition, as of such date the Company had executed agreements with TGS related to firm transportation of 13.5 billion cubic meters of gas through 2014.

g) Reserves for contingencies

The movements of reserves for contingencies were as follows:

		2002			
Account		**Balances at beginning**	**Net increase (decrease)**		**Balances at end**
Deducted from assets:					
For doubtful accounts		37	(7)	(1)	30
Materials' obsolescence		4	(1)	(2)	3
	2002	41	(8)		33
	2001	31	6		37
Included in liabilities:					
Labor and commercial contingencies		29	15	(3)	44
Provincial taxes		10	(6)	(4)	4
	2002	39	9		48
	2001	49	-		49

(1) Increase in 6 and income (loss) due to exposure to inflation (13)

(2) Increase in 1 booked in "Other operating income, net" and income (loss) due to exposure to inflation (2)

(3) Increase in 29 (Note 7.III) and income (loss) due to exposure to inflation (14).

(4) Decrease in (1) due to utilization and income (loss) due to exposure to inflation (5)

12. Capital stock and restrictions on unappropriated retained earnings

As of June 30, 2002, the Company's capital stock totaled 779, fully subscribed, issued, paid-in, registered and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	December 31,		
	2001	**2000**	**1999**
Common stock - face value $	1	1	1
Class A: 5 votes per share	-	-	-
Class B: 1 vote per share	779	779	779
	779	779	779

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until the reserve reaches 20% of capital stock. After the Regular Shareholders' Meeting´s decisions of April 9, 2001, the Company's legal reserve amounted to 20% of the capital stock. The Company is restricted from distributing the legal reserve as a dividend.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

13. Other receivables, other liabilities, other operating income, net, and other income, net

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
a) Other receivables				
Joint ventures	70	-	39	2
Related companies (Note 15)	3	-	4	-
Dividends to be collected	4	-	6	-
Tax credits	104	21	84	207
Advisory services to other companies	11	-	10	-
Receivable from the sale of SESASA	-	6	23	25
Receivable from the sale of Pecom Agra S.A.	19	-	-	-
Premiums and derivatives anticipated	334	5	59	22
Projects	3	-	8	-
Prepaid expenses and interests	23	7	25	10
Expenses to be recovered	19	-	-	-
Other	127	17	94	22
	717	56	352	288

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
b) Other liabilities				
Sale of capital fees (1)	141	204	-	-
Unified Fund - Basic price of electric power	-	15	-	49
Related Companies (Note 15)	54	-	27	-
Accrual for expenses	70	-	37	-
Payable for purchase of companies (2)	105	-	198	-
Joint ventures	5	-	6	2
Other	44	3	55	2
	419	222	323	53

(1) In December 2001, the Company, through its subsidiaries Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Services Agreement (see Note 4), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments. First installment was repaid in February 2002. This transaction was made net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignement does not release Consortium members from the obligations under the previously mentioned service agreement.

(2) See Note 11.e).

c) Other operating income, net

	2002	2001
Advisory services to other companies	19	27
Idle facilities	(5)	(3)
Other, net	(3)	(2)
	11	22

d) Other income, net

	2002	2001
Income from sale of		
Pecom Agra S.A. (Note 7.IV)	71	-
Income (loss) from sales of property, plant & equipment	(3)	-
Income from assets exchange	-	223
Taxes on bank transactions	(14)	(6)
Project deletion	-	(5)
Asset impairment	-	(4)
Allowance for contractual commitment OCP (Note 7.III)	(29)	-
Other, net	(4)	(4)
	21	204

14. Contribution, benefit pension and stock option plans

a) Contribution and benefit pension plans

- *Defined contribution plan:*

The Company sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended, at the moment, this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 17. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

- *Defined benefit pension plan:*

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of June 30, 2002, the fund amounted to about 130.

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the periods ended June 30, 2002 and 2001, the Board of Directors did not make use of this power. The Company charges to expenses its contributions to the fund.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

b) Stock option plan

The Board of Directors of the Company approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan") focused on senior officers of the Company.

Both plans consist in granting the right to exercise certain options to receive Perez Companc S.A. shares or its cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of shares on the New York Stock Exchange ("NYSE") during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004.

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of shares on the NYSE during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003.

ii. 352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise periods and adjusted in accordance with the listed price of the share.

To cover the share appreciation risk, the Company acquired 9,483,623 shares of Perez Companc S.A. Therefore, the net impact of the plan has not been material in the net (loss) income of the period.

15. Balances and transactions with related companies

The outstanding balances as of June 30, 2002 and 2001, from transactions with related companies are as follows:

	2002					
	CURRENT					NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments
Empresa Boliviana de Refinación S.A.	41	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	2	-	-
Cerro Vanguardia S.A. (1)	119	-	-	-	-	-
Transportadora de Gas del Sur S.A.	-	-	-	2	-	-
Refineria del Norte S.A.	-	-	-	6	-	-
Coroil S.A.	-	-	-	-	54	-
Perez Companc S.A.	18	-	-	-	-	-
Other	1	3	3	-	-	3
Total	179	3	3	10	54	3

(1) See Note 18.b)

	2001					
	CURRENT					NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments
Empresa Boliviana de Refinación S.A.	20	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	2	-	-
Cerro Vanguardia S.A.	-	-	-	-	-	68
Transportadora de Gas del Sur S.A.	-	-	-	4	-	-
Petroquimica Cuyo S.A.	-	2	2	-	-	-
Refineria del Norte S.A.	-	2	2	6	-	-
Coroil S.A.	-	-	-	-	27	-
Other	-	-	-	2	-	-
Total	20	4	4	14	27	68

The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the periods ended June 30, 2002 and 2001, were as follows:

	2002	2001	
Company	Purchases	Purchases	Sales
Oleoductos del Valle S.A.	8	12	-
Transportadora de Gas del Sur S.A.	35	43	-
Petroquimica Cuyo S.A.	-	-	4
Refineria del Norte S.A.	18	18	-
Terminales Maritimas Patagónicas S.A.	-	2	-
Petrolera Perez Companc S.A.	7	-	-
Total	68	75	4

16. Business segment and geographic consolidated information

The Company determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by the Company's management in making strategic decisions.

The Company's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, hydrocarbons marketing and transportation, refining, petrochemical and electricity.

The Oil and Gas Exploration and Production segment is the core of the Company's business. It is composed of Pecom Energía's directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Pecom Energía's operations in Refisan, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Pecom Energía's operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes own operations of hydrocarbons trading and liquids processing, and its interests in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Pecom Energía's operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interests in Conuar S.A., FAE S.A., Edesur S.A. (through Distrilec Inversora S.A.), Transener S.A. (through Citelec S.A.), Enecor S.A.,Yacylec S.A. and Hidroneuquén S.A.

The Company's operations also cover mining (see Note 18.b), agriculture, cattle raising and forestry, which have been grouped under "Other investments". Assets and operating income which could not be identified with any business segment, discontinued operations and inter-segments eliminations were grouped under "Corporate, Other Discontinued Investments and Eliminations".

The applicable valuation methods to report business segment information are those described in Note 3 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. The Company assesses the performance of its business segments by taking operating income as a reference. The following items have not been included in operating income: financial income (expense) and holding gains (losses), equity in non-operating earnings of affiliates, other income, net, income tax and minority interests in subsidiaries.

The following information shows total assets and operating income for each of the business segments identified by the Company's management.

Total assets	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
2002	9.579	617	1.303	197	1.527	472	1.118	14.813
2001	6.111	518	1.078	824	1.737	673	881	11.822

	2002							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income								
Net sales	1.276	392	491	8	130	57	(342)	2.012
Costs of sales	(706)	(377)	(348)	(4)	(106)	(35)	322	(1.254)
Gross profit	570	15	143	4	24	22	(20)	758
Administrative and selling expenses	(104)	(21)	(53)	(1)	(7)	(10)	(42)	(238)
Exploration expenses	(12)	-	-	-	-	-	-	(12)
Equity in operating earnings of affiliates	8	14	8	6	20	56	-	112
Other operating income (expense), net	(4)	(6)	6	7	11	(3)	-	11
Operating income	458	2	104	16	48	65	(62)	631

	2001							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income								
Net sales	871	383	372	35	157	45	(258)	1.605
Costs of sales	(505)	(348)	(313)	(25)	(112)	(37)	248	(1.092)
Gross profit	366	35	59	10	45	8	(10)	513
Administrative and selling expenses	(71)	(23)	(41)	(2)	(7)	(8)	(55)	(207)
Exploration expenses	(14)	-	-	-	-	-	-	(14)
Equity in operating earnings of affiliates	12	13	1	115	70	22	-	233
Other operating income (expense), net	-	(3)	-	8	17	-	-	22
Operating income	293	22	19	131	125	22	(65)	547

The following information shows long-lived assets, total assets, net sales and operating income by geographic area.

	2002								
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	4,052	3,536	189	924	598	567	-	6	9,872
Total assets	6,611	4,538	557	994	807	784	522	-	14,813
Net sales	1,247	325	51	149	246	8	2	(16)	2,012
Operating income (loss)	518	62	(1)	42	23	(12)	-	(1)	631

	2001								
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	4,286	1,565	104	468	327	250	-	3	7,003
Total assets	8,304	2,068	180	505	411	290	68	(4)	11,822
Net sales	1,151	201	37	82	137	-	-	(3)	1,605
Operating income (loss)	425	102	10	20	(8)	(2)	-	-	547

17. Recent economic events

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. Exporters were allowed not to deposit with Argentine banks the funds from exports used to settle exports prefinancing.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Government amended the charter of the BCRA, authorizing it the issuance of money in excess of the foreign currency reserves, the granting of short-term loans to the federal government and to provide financial assistance to financial institutions with liquidity or solvency problems.

Decree No. 71/2002 and Communiqué "A" 3425, as amended, of the BCRA established an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at Ps. 1.40 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from Ps. 1.60 to Ps. 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a) consolidation of exchange markets into a "free" market for negotiating foreign trade transactions and, with prior authorization of the BCRA, financial transactions;
b) de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate.

c) there are certain restrictions on the availability of certain US dollar-denominated checking and savings accounts and certificates of deposits denominated in Argentine pesos or US dollars, which will be reimbursed to the holders in installments depending the amounts and dates on the balances of such accounts. Deposits and loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;
d) de-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (b) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;
e) issuance of bonds by the Argentine Government, denominated in Argentine pesos and US dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;
f) the de-dollarization of utility rates and elimination of indexing clauses, being the rates established in pesos at the Ps. 1 = US$ 1 exchange rate. In addition, the Federal Executive is empowered to renegotiate contracts the object of which is rendering public utility services, with due consideration to the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans, when such are parameters stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies.
In addition, Decree No. 293 of February 12, 2002, created a Public Services and Works Agreements Renegotiation Commission, and Decree No. 370 of February 22, 2002, appointed the members thereof, which included a representative of consumers. This Commission will advise and assist the Ministry of Economy which will in turn prepare a renegotiation proposal or a termination recommendation to be submitted to the Federal Executive within 120 days of the date of effectiveness of such decree for it to be subsequently sent to the applicable bicameral committees of Congress;
g) prior BCRA authorization to make transfers abroad on account of financial loan services except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with freely-available abroad funds). However, this requirement is not applicable to financing payments subsequent to February 11, 2002;
h) implementation of taxes on oil & gas exports, 20% and certain oil by-products;
i) 2-year suspension of the law on bank-deposits unseizability;
j) the income-tax deduction of the exchange differences resulting from applying the new exchange rate on net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law's effective date;
k) under Decree No. 652/02 the Federal Executive ratified the Fuel Oil Supply Stability Agreement executed by the Argentine Government and oil & gas producing and refining companies on April 19, 2002. Based on this agreement, refining companies agreed to supply fuel oil to the domestic market at a fixed price through July 31, 2002; oil & gas producing companies agreed to provide domestic refining companies with the same volumes of crude oil as the ones provided to them during the first quarter of 2002 plus the additional volume (at a fixed price and exchange rate) through July 31, 2002; in turn, the Argentine Government agreed to allow the companies to set off the amount of penalties on account of failures to supply third parties with oil or gas related to the agreement against export duties payable by such companies and, in addition, to compensate the differences between the fixed exchange rates and price established in the agreement and those effective on the market. The parties agreed that if the fixed exchange rate and price at which producers had agreed to sell their products to the refining companies exceeded a certain limit, any of the parties could request for the agreement to be renegotiated. Should no agreement be reached, termination was possible.

18. Subsequent events

a) Nonbinding agreement for the transfer of the majority interest in Perez Companc S.A.

On July 22, 2002, Perez Companc announced that Petróleo Brasileiro S.A. – PETROBRAS ("Petrobras"), the Perez Companc family (the "Family") and the Fundación Perez Companc (the "Foundation") agreed in principle that Petrobras would acquire from the Family and the Foundation the majority interest in Perez Companc. Under such agreement, Petrobras intends to acquire 58.6% of the capital stock of Perez Companc. The price payable to the Family and the Foundation will be made

up by US$ 754,621,000 in cash on account of Class "A" shares and US$ 370,548,000 in medium-term Petrobras securities for Class "B" shares. Such medium-term securities will have a 6% annual coupon maturing over seven years and, under certain circumstances, they can be repaid by delivering preferred Petrobras capital as American Depositary Shares. Petrobras publicly stated that it does not intend to acquire the rest of Perez Companc's Class "B" shares on the stock exchange immediately. The transaction's effectiveness is subject to executing the definitive Share Purchase Agreement and the following terms, among others: (i) materialization of the exchange offer made by Pecom Energía regarding the Corporate Notes; (ii) refinancing of Pecom Energía's debt to the financial institutions resulting from an acceptable bank debt profile; (iii) performing a due diligence process; (iv) obtaining the definitive approval by the Board of Directors of Petrobras; and (v) getting the necessary regulatory approvals.

Within the framework of this agreement, the Family grants an option whereby, should Pecom Energía fail to sell the assets related to its agricultural, forestry, and mining activities within 30 days subsequent to the closing of the purchase transaction for an aggregated amount of at least US$ 190 million, Petrobras shall be entitled, although not obliged, to sell such assets amounting to US$ 190 million or, in the event that any of the assets were sold, the amount resulting from subtracting the sale price from such amount to the Family. Since the option was granted in favor of the acquirer, Pecom Energía shall be entitled to sell third-party assets or to keep them in its business portfolio if the Company's Board of Directors deems it appropriate.

b) Sale of the Interest in Cerro Vanguardia S.A.

In July 2002, Pecom Energía sold its indirect 46.25% interest in Cerro Vanguardia S.A. together with the assets related thereto to Anglogold. The transaction price was US$ 90 million. This transaction represents income amounting to about 110 for Pecom Energía.

19. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Costs of sales.

c) Foreign currency assets and liabilities.

d) Consolidated detail of expenses incurred and depreciation.

e) Information about ownership in subsidiaries and affiliates.

f) Oil and gas areas and participation in joint ventures.

g) Combined joint ventures and consortia assets, liabilities and results.

a) **Property, plant and equipment as of June 30, 2002 and 2001**
(Stated in millions of Argentine Pesos - See Note 2.c)

	2002					
	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Other Investments	Corporate, Other Discontinued Investments and Eliminations
Net book value at beginning of the year	5,160	169	563	657	228	166
Effect of translation	2,578	-	294	-	-	-
Capitalized exchange differences,net	-	-	6	81	-	-
Net increase (decrease)	236	1	28	6	(1)	(6)
Depreciation	361	8	44	25	4	14
Net book value at end of the period	7,613	162	847	719	223	146

	2001					
	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations
Net book value at beginning of the year	4,014	160	608	689	227	151
Net increase (decrease)	1,227	2	(4)	2	4	23
Depreciation	219	8	29	20	4	8
Net book value at end of the period	5,022	154	575	671	227	166

b) **Costs of sales for the six-month periods ended June 30, 2002 and 2001**
(Stated in millions of Argentine Pesos - See Note 2.c)

	2002							
	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	78	67	115	25	2	225	(17)	495
Translation effect	16	-	11	-	-	-	-	27
Costs (Section d)	690	18	72	66	1	25	-	872
Purchases, consumption and other	55	396	304	36	2	(5)	(363)	425
Inventories at end	(133)	(104)	(154)	(21)	-	(210)	57	(565)
Costs of sales	706	377	348	106	5	35	(323)	1,254

	2001							
	Oil and Gas Exploration and Production	Refining	Petroche-mical	Electri-city	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	67	84	117	33	-	227	(14)	514
Costs (Section d)	488	20	63	51	16	27	-	665
Purchases, consumption and other	46	334	307	50	13	18	(257)	511
Inventories at end	(96)	(90)	(174)	(22)	(4)	(235)	23	(598)
Costs of sales	505	348	313	112	25	37	(248)	1,092

c) Foreign currency assets and liabilities as of June 30, 2002 and 2001

(Stated in millions of Argentine Pesos - See Note 2.c)

		Foreign currency and amount	Exchange rate (1)	Book amount in local currency
CURRENT ASSETS				
Cash	US$	11	3.8000	42
	BS	1,724	0.0029	5
				47
Investments	US$	127	3.8000	483
	Rs	1	1.3360	1
	YEN	3,113	0.0318	99
				583
Trade receivables	US$	172	3.8000	652
	Rs	58	1.3360	77
	Bs	1,379	0.0029	4
				733
Other receivables	US$	115	3.8000	437
	BS	15,862	0.0029	46
	$BL	28	0.5300	15
	Rs	6	1.3360	8
				506
		TOTAL 2002		1,869
		TOTAL 2001		1,238
NONCURRENT ASSETS				
Trade receivables	US$	1	3.8000	4
Other receivables	US$	1	3.8000	4
	BS	4,483	0.0029	13
				17
Investments	US$	113	3.8000	430
		TOTAL 2002		451
		TOTAL 2001		297
TOTAL ASSETS 2002				2,320
TOTAL ASSETS 2001				1,535
CURRENT LIABILITIES				
Accounts payable	US$	66	3.8000	249
	Rs	54	1.3360	72
	BS	17,586	0.0029	51
				372
Short-term debt	US$	809	3.8000	3,075
	YEN	10,723	0.0318	341
				3,416
Payroll and social security taxes	$BL	4	0.5300	2
	BS	345	0.0029	1
	Sol	2	1.0829	2
	Rs	2	1.3360	3
				8
Taxes payable	US$	2	3.8000	9
	BS	18,621	0.0029	54
				63
Other liabilities	Rs	9	1.3360	12
	BS	43,103	0.0029	125
	US$	22	3.8000	85
				222
		TOTAL 2002		4,081
		TOTAL 2001		2,142
NONCURRENT LIABILITIES				
Long-term debt	US$	1,290	3.8000	4,901
	YEN	5,031	0.0318	160
				5,061
Other liabilities	US$	54	3.8000	206
		TOTAL 2002		5,267
		TOTAL 2001		3,202
TOTAL LIABILITIES 2002				9,348
TOTAL LIABILITIES 2001				5,344

US$ Millions of United States Dollars
BS Millions of Bolivares
Rs Millions of Reales
$BL Millions of Pesos Bolivianos
Sol Millions of Nuevos Soles Peruanos
YEN Millions of Yens

(1) See Note 3.a)

d) **Consolidated detail of expenses incurred and depreciation for the six-month periods ended June 30, 2002 and 2001**

(Stated in millions of Argentine Pesos - See Note 2.c)

	2001	2002			
Account	**Total**	**Total**	**Costs**	**Administrative and selling expenses**	**Exploration expenses**
Salaries and wages	117	111	37	71	3
Social security taxes	20	15	7	8	-
Other benefits to personnel	23	24	10	14	-
Taxes, charges and contributions	2	5	3	2	-
Fees and professional advisory	22	25	4	20	1
Depreciation of property, plant and equipment	288	456	427	29	-
Amortization of other assets	4	1	-	1	-
Oil and gas royalties	121	151	151	-	-
Spares and repairs	39	45	45	-	-
Geological and geophysical expenses	10	7	-	-	7
Transportation and freights	55	68	17	51	-
Construction contracts and other services	98	122	115	7	-
Fuel, gas, energy and other	18	18	17	1	-
Other operating costs and consumption	104	92	39	52	1
Allowances for doubtful accounts	6	6	-	6	-
Recovery of administrative expenses	(41)	(24)	-	(24)	-
Total 2002		1,122	872	238	12
Total 2001	886		665	207	14

e) **Information about ownership in subsidiaries and affiliates as of June 30, 2002**

Subsidiaries	% OF OWNERSHIP AND VOTES		BUSINESS SEGMENT
	DIRECT	INDIRECT	
Conuar S.A.	66.67	-	Electricity
Corod Producción S.A. (Venezuela)	90.00	-	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Electricity
F.A.E. S.A.	-	45.32	Electricity
Innova S.A. (Brazil)	0.01	99.99	Petrochemical
PCI Power Edesur Holding Ltd. (Bermuda)	-	100.00	Electricity
Pecom Agropecuaria S.A.	99.99	0.01	Other Investments
Pecom Beteiligungs AG (Austria)	100.00	-	Corporate
Pecom Forestal S.A.	99.99	0.01	Other Investments
Pecom de Valores Internacional de España S.A. (Spain)	100.00	-	Corporate
Pecom Energía Operaciones S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Pecom Hispano Argentina S.A. (Spain)	100.00	-	Corporate
Pecom Energia Internacional S.A.	100.00	-	Corporate
Pecom Finance (Cayman Islands)	-	100.00	Corporate
Pecom Financial Services GMBH (Austria)	-	100.00	Corporate
Perez Companc International S.A. (Bolivia)	100.00	-	Corporate
Perez Companc Ecuador (Cayman Islands)	-	100.00	Oil and Gas Exploration and Production
Perez Companc del Perú S.A. (Perú)	-	100.00	Oil and Gas Exploration and Production
Perez Companc Pecomenergy S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Perez Companc de Venezuela S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc. (USA)	-	100.00	Other Investments
World Energy Business S.A.	-	100.00	Hydrocarbons Marketing and Transportation
World Fund Investment S.A. (Bolivia)	100.00	-	Corporate
World Fund Financial Service (Cayman Islands)	-	100.00	Corporate
World Fund Global Investment (Cayman Islands)	-	100.00	Corporate
Main affiliates			
Cerro Vanguardia S.A. (2)	-	46.25	Other Investments
Cía. de Inversiones de Energía S.A.	25.00	25.00	Hydrocarbons Marketing and Transportation
Citelec S.A. (1)	49.99	-	Electricity
Coroil S.A. (Venezuela)	20.00	29.00	Oil and Gas Exploration and Production
Distrilec Inversora S.A.	38.50	10.00	Electricity
Edesur S.A.	-	27.33	Electricity
Enron de Inversiones de Energía S.C.A.	12.04	12.04	Hydrocarbons Marketing and Transportation
Empresa Boliviana de Refinación S.A. (Bolivia)	-	49.00	Refining
Hidroneuquén S.A. (1)	9.19	-	Electricity
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Hydrocarbons Marketing and Transportation
Oleoductos de Crudos Pesados (OCP) Ecuador S.A. (Ecuador)	-	15.00	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados Ltd. (Cayman Islands)	-	15.00	Hydrocarbons Marketing and Transportation
Pecomfianza S.G.R.	50.00	-	Corporate
Petrolera Perez Companc S.A.	19.21	-	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	40.00	-	Petrochemical
Refinería del Norte S.A.	28.50	-	Refining
Transba S.A.	-	24.86	Electricity
Transener S.A.	-	27.62	Electricity
Transportadora de Gas del Sur S.A.	3.31	31.69	Hydrocarbons Marketing and Transportation
Urugua-í S.A.	29.33	-	Electricity
Yacylec S.A.	22.22	-	Electricity

(1) See Note 7.V

(2) See Note 18.b)

f) Oil and gas areas and participation in joint ventures as of June 30, 2002

NAME	LOCATION	WORKING INTEREST Direct	WORKING INTEREST Indirect	OPERATOR	DURATION THROUGH
Production					
Argentina					
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	-	Pecom Energía	2016
Catriel Oeste	Río Negro	85.00%	-	Pecom Energía	2016
Jagüel de los Machos	Río Negro and La Pampa	100.00%	-	Pecom Energía	2015
Faro Vírgenes - U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2016
Puesto Hernández - U.T.E. (10)	Mendoza and Neuquén	38.45%	-	Pecom Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	-	Pecom Energía	2015
Santa Cruz II - U.T.E. (1)	Santa Cruz	100.00%	-	Pecom Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	-	Pecom Energía	2019
Entre Lomas (2)	Neuquén and Río Negro	3.85%	14.05%	P.P.C.	2016
Aguada de la Arena	Neuquén	80.00%	-	Pecom Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	-	Pecom Energía	2016
Santa Cruz I - U.T.E. (1)	Santa Cruz	71.00%	-	Pecom Energía	2016
Foreign					
Colpa - Caranda	Bolivia	100.00%	-	Pecom Energía	2029
Oritupano - Leona (3) (6)	Venezuela	-	54.00%	PC Venezuela	2014
Acema (4) (6)	Venezuela	-	86.23%	Coroil	2017
La Concepción (6)	Venezuela	-	90.00%	PC Venezuela	2017
Mata (5) (6)	Venezuela	-	86.23%	Inversora Mata	2017
Lote X (6)	Perú	-	100.00%	PC Perú	2024
Exploration					
Argentina					
Río Turbio (7)	Santa Cruz	96.68%	-	Pecom Energía	1999
Santa Cruz II - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Cuenca Marina 2A Norte - U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2005
Santa Cruz I - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Foreign					
San Carlos (8)	Venezuela	-	100.00%	PS Carlos	2005
Tinaco (1) (8)	Venezuela	-	100.00%	PC Venezuela	2005
Bloque 31 (8)	Ecuador	-	100.00%	Pecom Energía	2002
Tuichi	Bolivia	50.00%	-	Repsol YPF	2002
Lote 34 (6)	Perú	-	50.00%	Repsol YPF	2002
Lote 35 (6)	Perú	-	46.15%	Repsol YPF	2002
Lote XVI (6)	Perú	-	100.00%	PC Perú	2002
Lote 99 (1) (6)	Perú	-	100.00%	PC Perú	2003
Bloque 18 (1) (9)	Ecuador	-	70.00%	Ecuadortlc	2002

(1) See Note 4.
(2) Indirect interest through Petrolera Perez Companc S.A.
(3) Indirect interest through Corod Producción S.A.
(4) Indirect interest through Coroil S.A.
(5) Indirect interest through Inversora Mata S.A.
(6) Indirect interest through Pecom de Valores Internacional de España S.A.
(7) The Company has requested that the lot be declared operational with commercial operation held in suspense.
(8) Indirect interest through Perez Companc International S.A.
(9) Indirect interest through Ecuadortlc S.A.
(10) See Note 7.IV

g) **Combined joint ventures and consortia assets and liabilities as of June 30, 2002, and 2001 and results for the six-month periods then ended**

Assets and liabilities	2002	2001
Current assets	822	387
Noncurrent assets	3,178	1,941
Total assets	4,000	2,328
Current liabilities	49	237
Noncurrent liabilities	-	14
Total liabilities	49	251
Statements of income		
Net sales	544	385
Costs of sales	(292)	(182)
Gross profit	252	203
Administrative and selling expenses	(30)	(22)
Exploration expenses	-	(2)
Other operating expenses, net	(2)	(4)
Financial income (expense) and holding gains (losses)	1,404	2
Income tax provision	(19)	(8)
Net income	1,605	169